82-4299

Registration No. 0107537000939

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 044/2007

August 17 , 2007

RECEIVED
2007 AUG 24 A 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

07026216

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

PROCESSED
AUG 28 2007
THOMSON FINANCIAL

Enclosures

E-Mail : cccs@italian-thai.co.th

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Annex A

1. Financial Statement as of June 30, 2007.
2. The Report of material events field with the Stock Exchange of Thailand ("SET") from May - August 2007.
3. The Minute of Annual General Meeting of Shareholders No.1/2007

Italian-Thai Development Public Company Limited and Subsidiaries

Interim Financial Statements for the
Three-month and Six-month Periods ended
30 June 2007 and 2006 and
Review Report of the Independent Auditor

Certified Public Accountants
and International Business Consultants
A Member Firm of Grant Thornton International

Grant Thornton

REVIEW REPORT OF THE INDEPENDENT AUDITOR

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet as at 30 June 2007 of Italian-Thai Development Public Company Limited and subsidiaries, the related consolidated statements of income for the three-month and six-month periods ended 30 June 2007, and statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2007. I have also reviewed the separate balance sheet as at 30 June 2007 of Italian-Thai Development Public Company Limited, the related statements of income for the three-month and six-month periods ended 30 June 2007, and statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2007. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. I did not review the financial statements of two overseas project offices, two overseas branches, an overseas subsidiary and three overseas joint ventures, with total assets as at 30 June 2007 comprising 21.0% of consolidated assets and total revenues for the three-month and six-month periods ended 30 June 2007 comprising 22.4% and 22.7%, respectively, of consolidated revenues. Such total assets and revenues as included in the consolidated financial statements were reviewed by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas project offices, branches, subsidiaries and joint ventures, are based on the reports of those other auditors. The consolidated statements of income for the three-month and six-month periods ended 30 June 2006, and statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2006 of Italian-Thai Development Public Company Limited and subsidiaries and the separate financial statements for the three-month and six-month periods ended 30 June 2006 of Italian-Thai Development Public Company Limited, (as restated), presented for comparative purposes, were based on consolidated financial statements and separate financial statements (before restated) reviewed by other auditor who reported, under her qualified report dated 15 August 2006, with exception for the possible effects of total assets of two overseas joint ventures, comprising 1.2% of consolidated assets and total revenues for the three-month and six-month periods then ended 30 June 2006, comprising 4.6% and 4.0%, respectively, of consolidated revenues, that had not been reviewed by other auditors, and with emphasis on the uncertainties as to the recoverability of receivable from a debtor whose debts are still under the process of debt restructuring, and the Company's contingent liabilities for the guarantee of a

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Special Purpose Vehicle Company that had been established to assumed the Company's restructured debts totaling Baht 1,963 million on which gains Baht 229 million from the transfer of the subordinated assets had not been recognized and an allowance for loss of Baht 427 million had been made in the accounts.

Except for the matters discussed in the third and fourth paragraphs, I conducted my review in accordance with auditing standard applicable to review engagement. That standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express such an audit opinion on the reviewed financial statements.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2007 include the financial statements of six local and overseas joint ventures with total assets comprising 2.3% of consolidated assets and total revenues for the three-month and six-month periods then ended comprising 2.9% and 2.8%, respectively, of consolidated revenues and investments in associated companies accounted for by equity method comprising 0.3% of consolidated assets. Those financial statements were based on financial information complied by the management of such joint ventures and associated companies which have not been reviewed by auditors because the joint ventures and associated companies are not under the control of the Company's management. Nevertheless, we were informed by the Company management that the financial statements of those joint ventures and associated companies as at 31 December 2006 have already been audited without significant adjustments.

Based on the report of other auditor of an overseas subsidiary, trade accounts receivable as at 30 June 2007 include variation claims of Baht 370 million recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the Company of Baht 164 million. However, the total amount has still been challenged by the customer. Trade accounts receivable of such subsidiary as at 30 June 2007 also include Baht 299 million billed for interim

work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the Company's business, management is unable to determine the age of such bills.

Based on my review and the reports of other auditors, except for the effects on the consolidated financial statements for the three-month and six-month periods ended 30 June 2007 of the review scope limitation described in the third paragraph and except for the impact (which may occur and cannot yet be assessed) of the matter as discussed in the fourth paragraph which depends on the judicial process in the future and which other auditor unable to assess due to a scope limitation imposed by circumstance, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without modifying my above review report, I draw attention to the followings:

1) As disclosed in Note 1.4 to the financial statements, effective 1 January 2007, the Company changed its accounting policy to account for investments in subsidiary and associated companies and joint ventures, from the equity method to the cost method, to conform with the Accounting Standard No. 44 (revised 2007) "Consolidated and Separate financial statements" by making retroactive adjustments to its separate financial statements for the previous year, shown for comparative purpose, as if it had consistently accounted for its investments by the cost method. The effects of the change in accounting policy are properly disclosed in Note to the financial statements. I have reviewed the adjustments from the change in accounting policy and noted that they have been properly made.

2) As discussed in Note 22 to the financial statements, at the beginning of 2007 the Company and a joint venture received a letter from The National Assets Examination Committee (NAEC) informing the appointment of the inspection subcommittee and inspection responsibilities to investigate the facts on the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company so far has not received any claim for damages. The management believes that the Company does not have to be responsible for any damage.

Somckid

3) The Company has investment in a potash mine project of Baht 3,236 million that the concession for the project is being processed from the government. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned.

The consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements (before restated) of Italian-Thai Development Public Company Limited for the year ended 31 December 2006 were audited in accordance with generally accepted auditing standards by another auditor who, under her report dated 1 March 2007, expressed a qualified opinion thereon with an exception on the effect of overseas project offices in India that have not been audited by other auditors, and with emphases on 1) uncertainty as to the Company's collectibility of receivable from a debtor who has been in the process of debt restructuring and the Company's contingent liabilities for the guarantee of a Special Purpose Vehicle Company's debts, 2) the notification from The National Assets Examination Committee to investigate the Company involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and 3) the Company investment in a potash mine project which the concession is still being processed from the government. The consolidated balance sheet as at 31 December 2006 and separate balance sheet at the same date (restated) are an integral part of those financial statements audited by other auditor. I have not performed any additional audit procedures on those financial statements, except for the review of such adjustments referred to in the sixth paragraph and noted that they were appropriately recorded.

Somckid Tiatragul

MR. SOMCKID TIATRAGUL
Certified Public Accountant
Registration No. 2785

Bangkok, Thailand
14 August 2007

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2007 AND 31 DECEMBER 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED		SEPARATE F/S	
		30 June 2007 (Unandited but reviewed)	31 December 2006 (Audited)	30 June 2007 (Unandited but reviewed)	31 December 2006 (Audited) (Restated)
ASSETS					
CURRENT ASSETS					
Cash and deposits with banks	2	1,988,112	3,312,272	884,594	1,878,076
Restricted deposits with banks	3	630,978	610,821	577,254	607,563
Short - term investments		43,948	40,022	8,538	-
Trade accounts receivable - unrelated parties - net	4	6,783,181	7,052,591	3,968,535	3,675,448
Trade accounts receivable - related parties - net	5	1,209,641	1,108,069	1,169,742	1,210,925
Short-term loans and advances to related parties - net	6	-	52,948	1,379,886	1,217,898
Unbilled accrued income		10,302,805	9,554,208	5,261,293	5,420,146
Current portion of accounts receivable - retentions		1,529,776	1,644,127	1,210,865	1,278,292
Inventories - net		3,141,654	2,759,739	1,583,501	1,487,660
Other current assets					
Withholding tax deducted at sources		1,752,612	1,471,158	1,255,114	1,024,608
Refundable value added tax		34,421	43,879	-	-
Advances for machinery, material purchase, and land awaiting development		529,457	396,165	98,717	117,228
Current portion of receivable from sale of land		61,610	86,465	-	-
Others		377,602	203,532	91,987	84,036
Total Current Assets		28,385,797	28,335,996	17,490,026	18,001,880
NON - CURRENT ASSETS					
Accounts receivable - retentions - net of current portion		180,763	148,079	-	-
Advances for subcontractors		462,615	430,470	285,605	200,937
Investments in subsidiary, associated companies, and joint venture - net	7.1	181,090	171,733	6,028,379	6,028,379
Other long - term investments - net	7.2	1,516,052	1,445,923	1,489,452	1,415,496
Investment in potash mine project		3,236,149	3,236,149	-	-
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long - term loans and advances to related parties - net	8	96,621	67,921	1,391,551	1,393,334
Loan to unrelated parties		103,268	143,440	103,268	143,440
Land held for sale and development		666,494	441,779	-	-
Property, plant and equipment - net	9	15,203,754	15,240,158	10,563,093	10,653,909
Deferred charges		25,891	80,036	-	-
Goodwill - net		510,408	514,224	-	-
Other non - current assets		362,648	407,410	91,632	115,692
Total Non - Current Assets		22,535,717	22,317,286	19,952,980	19,951,187
TOTAL ASSETS		50,921,514	50,653,282	37,443,006	37,953,067

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2007 AND 31 DECEMBER 2006

(Unit : Thousand Baht)

		CONSOLIDATED		SEPARATE F/S	
		30 June 2007	31 December 2006	30 June 2007	31 December 2006
	Notes	(Unandited but reviewed)	(Audited)	(Unandited but reviewed)	(Audited) (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	10	5,972,560	8,368,858	2,912,681	6,101,453
Current portion of liabilities under trust receipts		228,440	344,544	82,981	291,330
Trade accounts payable - unrelated parties		6,820,235	7,080,066	4,016,358	4,347,571
Receipt in excess of contract work in progress		919,245	782,951	919,245	606,557
Trade accounts payable - related parties	11	1,371,226	1,404,335	985,225	959,425
Short-term loans and advances from related parties	12	903,544	953,393	-	-
Current portion of advances from customers under construction contracts		2,986,830	2,719,962	2,406,283	2,447,835
Current portion of hire purchase payables		383,934	403,522	361,849	396,799
Current portion of long-term loans	13	1,427,421	869,020	979,233	526,608
Other current liabilities					
Income tax payable		91,364	32,949	4,189	1,850
Value added tax payable		-	-	56,642	28,265
Accrued expenses		1,291,550	1,232,093	349,256	454,601
Current portion of reserve for project expenses		36,625	48,342	36,625	48,342
Current portion of allowance on contingent liabilities		306,411	-	306,411	-
Advance received from customer for land		207,100	224,908	-	-
Account payable to related party - for purchase of investment		56,809	56,809	56,809	56,809
Retentions payable		546,776	484,950	355,963	283,108
Others		524,228	478,922	148,615	283,875
Total Current Liabilities		24,074,298	25,485,624	13,978,365	16,834,428
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net of current portion		28,033	36,632	28,033	36,632
Advances from customers under construction contracts - net of current portion		1,763,267	3,453,918	858,150	1,909,554
Hire purchase payables - net of current portion		489,977	621,678	463,474	608,033
Long-term loans - net of current portion	13	4,848,227	1,971,472	3,763,539	718,698
Loan from directors		4,669	2,669	-	-
Debentures		1,757,833	1,755,464	1,757,833	1,755,464
Reserve for project expenses - net of current portion		14,947	30,408	14,947	30,408
Deferred gain on transferring assets to special purpose vehicle	17.1	229,574	229,574	229,574	229,574
Allowance for contingent liabilities - net of current portion	17.1	1,025,217	1,331,628	1,025,217	1,331,628
Allowance for loss on construction project		631,932	696,370	631,932	696,370
Other non - current liabilities		140,338	55,787	104,745	55,787
Total Non - Current Liabilities		10,934,014	10,185,600	8,877,444	7,372,148
TOTAL LIABILITIES		35,008,312	35,671,224	22,855,809	24,206,576

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2007 AND 31 DECEMBER 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED		SEPARATE F/S	
		30 June 2007 (Unandited but reviewed)	31 December 2006 (Audited)	30 June 2007 (Unandited but reviewed)	31 December 2006 (Audited) (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
Share capital - common share at Baht 1 per share					
Registered, issued and fully paid share capital					
4,193,678,180 shares		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments		241,646	154,944	366,017	271,689
Translation adjustment for foreign subsidiaries, project office and branch financial statements		43,809	(31,742)	64,302	41,765
Retained earnings					
Appropriated - statutory reserve		390,369	390,369	382,364	382,364
Unappropriated		5,140,524	4,379,260	4,065,473	3,341,632
Equity attributable to the Company's shareholders		15,525,389	14,601,872	14,587,197	13,746,491
Minority interests - Equity attributable to minority shareholders of subsidiaries		387,813	380,186	-	-
Total Shareholders' Equity		15,913,202	14,982,058	14,587,197	13,746,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		50,921,514	50,653,282	37,443,006	37,953,067

Director

Director

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE THREE - MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006	SEPARATE F/S 2007	SEPARATE F/S 2006 (Restated)
REVENUES	14				
Revenues from construction work		11,774,103	9,091,915	7,628,762	5,641,787
Dividend income and shares of profit from the joint ventures		-	-	167,591	47,978
Interest income		14,555	26,222	20,006	24,661
Gain on exchange rate		12,001	-	-	-
Others		249,256	162,797	226,453	140,913
Total Revenues		12,049,915	9,280,934	8,042,812	5,855,339
EXPENSES	14				
Cost of construction work		10,915,726	8,495,473	7,128,975	5,289,273
Administrative expenses		380,346	339,341	233,589	200,826
Loss on exchange rate		-	89,007	10,853	86,642
Total Expenses		11,296,072	8,923,821	7,373,417	5,576,741
Income from Operations		753,843	357,113	669,395	278,598
Reversal allowance (allowance) and for doubtful accounts		161,707	(9,098)	54,201	(1,370)
Loss from devaluation of investments		(20,573)	-	(20,573)	-
Reversal of allowance for impairment of investment		-	63,639	-	63,639
Share of profit from investments accounted for by equity method		15,635	8,579	-	-
Income before Interest Expense and Income Tax		910,612	420,233	703,023	340,867
Interest expense		(322,748)	(220,944)	(189,112)	(137,071)
Income tax	15	(55,189)	(9,166)	(172)	115
Income after Income Tax		532,675	190,123	513,739	203,911
Minority Interests in Net Income		(9,722)	(11,798)	-	-
NET INCOME FOR THE PERIOD		522,953	178,325	513,739	203,911
BASIC EARNINGS PER SHARE					
Net income (Baht per share)		0.12	0.04	0.12	0.05
Weighted average number of ordinary shares (Unit : thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006	SEPARATE F/S 2007	SEPARATE F/S 2006 (Restated)
REVENUES	14				
Revenues from construction work		22,259,872	18,009,803	14,573,476	11,696,422
Dividend income and shares of profit from the joint ventures		-	-	208,832	195,937
Interest income		24,006	37,107	34,280	40,795
Others		441,479	268,630	382,272	233,869
Total Revenues		22,725,357	18,315,540	15,198,860	12,167,023
EXPENSES	14				
Cost of construction work		20,625,488	16,843,870	13,621,836	10,978,497
Administrative expenses		680,868	610,397	409,088	352,101
Loss on exchange rate		44,486	120,325	64,391	97,848
Total Expenses		21,350,842	17,574,592	14,095,315	11,428,446
Income from Operations		1,374,515	740,948	1,103,545	738,577
Reversal allowance (allowance) and for doubtful accounts		122,593	(16,523)	21,871	(1,370)
Loss from devaluation of investment		(20,573)	-	(20,573)	-
Reversal of allowance for impairment of investment		-	63,639	-	63,639
Share of profit from investments accounted for by equity method		13,424	11,596	-	
Income before Interest Expense and Income Tax		1,489,959	799,660	1,104,843	800,846
Interest expense		(623,486)	(388,148)	(379,096)	(240,786)
Income tax	15	(86,019)	(21,144)	(1,906)	-
Income after Income Tax		780,454	390,368	723,841	560,060
Minority Interests in Net Income		(19,190)	(14,968)	-	-
NET INCOME FOR THE PERIOD		761,264	375,400	723,841	560,060
BASIC EARNINGS PER SHARE					
Net income (Baht per share)		0.18	0.09	0.17	0.13
Weighted average number of ordinary shares (Unit : thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

(Unit: Thousand Baht)

	Note	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Foreign subsidiaries, project office and branch financial statements translation adjustment	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Minority interests	Total
CONSOLIDATED									
Balance - as at 1 January 2006		4,193,678	5,515,363	7,380	7,323	388,897	6,777,895	280,644	17,171,180
Unrealised loss on changes in value of investments		-	-	(76,281)	-	-	-	-	(76,281)
Translation adjustment for foreign subsidiaries, project office and branch financial statements		-	-	-	(88,727)	-	-	(8,957)	(97,684)
Net income for the period		-	-	-	-	-	375,400	-	375,400
Dividend paid		-	-	-	-	-	(251,621)	-	(251,621)
Profit of minority interests for the period		-	-	-	-	-	-	14,968	14,968
Dividend paid from subsidiary		-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 30 June 2006		4,193,678	5,515,363	(68,901)	(81,404)	388,897	6,901,674	276,847	17,126,154
Balance - as at 1 January 2007		4,193,678	5,515,363	154,944	(31,742)	390,369	4,379,260	380,186	14,982,058
Unrealised gain on changes in value of investments		-	-	86,702	-	-	-	-	86,702
Translation adjustment for foreign subsidiaries, project office and branch financial statements		-	-	-	75,551	-	-	(1,755)	73,796
Net income for the period		-	-	-	-	-	761,264	-	761,264
Profit of minority interests for the period		-	-	-	-	-	-	19,190	19,190
Dividend paid from subsidiary			-	-	-	-	-	(9,808)	(9,808)
Balance - as at 30 June 2007		4,193,678	5,515,363	241,646	43,809	390,369	5,140,524	387,813	15,913,202

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

(Unaudited but reviewed)

(Unit: Thousand Baht)

	Note	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Foreign project office and branch financial statements translation adjustment	Retained earnings		Total
						Statutory reserve	Unappropriated	
SEPARATE F/S								
Balance - as at 1 January 2006 - as previously reported		4,193,678	5,515,363	7,380	(32,385)	382,364	6,784,428	16,850,828
Cumulative effect of the change in accounting policy	1.4	-	-	137,156	(81,270)	-	(1,234,733)	(1,178,847)
Balance - as at 1 January 2006 - restated		4,193,678	5,515,363	144,536	(113,655)	382,364	5,549,695	15,671,981
Unrealised loss on changes in value of investments		-	-	(76,281)	-	-	-	(76,281)
Translation adjustment for foreign project office and branch financial statements		-	-	-	(49,019)	-	-	(49,019)
Net income for the period - restated		-	-	-	-	-	560,060	560,060
Dividend paid		-	-	-	-	-	(251,621)	(251,621)
Balance - as at 30 June 2006		4,193,678	5,515,363	68,255	(162,674)	382,364	5,858,134	15,855,120
Balance - as at 1 January 2007 - as previously reported		4,193,678	5,515,363	154,944	(31,742)	382,364	4,387,265	14,601,872
Cumulative effect of the change in accounting policy	1.4	-	-	116,745	73,507	-	(1,045,633)	(855,381)
Balance - as at 1 January 2007 - restated		4,193,678	5,515,363	271,689	41,765	382,364	3,341,632	13,746,491
Unrealised gain on changes in value of investments		-	-	94,328	-	-	-	94,328
Translation adjustment for foreign project office and branch financial statements		-	-	-	22,537	-	-	22,537
Net income for the period		-	-	-	-	-	723,841	723,841
Balance - as at 30 June 2007		4,193,678	5,515,363	366,017	64,302	382,364	4,065,473	14,587,197

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF CASH FLOWS

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006 (Restated)
Cash flows from operating activities				
Net income for the period	761,264	375,400	723,841	560,060
Adjustments to reconcile net income to net cash provided from (used in) operating activities:-				
Unrealised gain on exchange rate	(42,774)	(5,029)	(25,910)	(8,744)
Loss from devaluation of investments	20,573	-	20,573	-
Share of profit from subsidiaries and joint ventures	-	-	(208,832)	(195,937)
Share of profit from investment in associated companies	(13,424)	(11,596)	-	-
Minority interest	19,190	14,968	-	-
Allowance (reversal of allowance) for doubtful accounts	(122,593)	16,523	(21,871)	1,370
Depreciation and amortisation	920,131	741,510	560,250	523,119
Decrease in deferred charges	54,145	53,972	-	-
Goodwill amortisation	10,672	8,316	-	-
Amortisation of discount on debentures	2,369	-	2,369	-
Reversal of allowance for impairment of investments	-	(63,639)	-	(63,639)
Net income from operating actvites before changes in operating assets and liabilities	1,609,553	1,130,425	1,050,420	816,229
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	223,885	883,188	(308,823)	(113,314)
Trade accounts receivable - related parties	(123,621)	150,192	19,134	114,285
Loans and advances to related parties	40,790	(88,132)	(100,076)	(2,542,272)
Unbilled accrued income	(748,597)	(1,904,421)	158,853	(1,175,862)
Retentions receivable	80,864	(340,461)	67,181	(325,426)
Inventories	(381,915)	(327,989)	(95,841)	(397,574)
Withholding tax deducted at sources	(281,454)	107,743	(230,506)	140,679
Refundable value added tax	9,458	169,451	-	-
Loans to unrelated parties	35,089	(46,240)	35,089	40,884
Advances for subcontractors	(32,145)	71,895	(84,668)	6,364
Advances for machine, material purchase and land awaiting development	(133,292)	(252,974)	18,511	(20,257)
Receivable from sale of land	24,855	233,710	-	-
Other current assets	(174,070)	(26,494)	(7,951)	17,133
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	(253,816)	(753,433)	(331,213)	(266,806)
Trade accounts payable - related parties	(8,895)	(149,597)	25,800	(224,785)
Receipt in excess of contract work in progress	136,294	355,727	312,688	594,516
Advances received from customers under construction contracts	(1,422,432)	3,165,962	(1,092,956)	2,820,517
Retentions payable	62,304	59,312	72,855	64,656
Value added tax payable	-	-	28,377	8,840
Advance received from sale of receivable	-	109,975	-	109,975
Income tax payable	58,415	(19,317)	2,339	1,217
Accrued expenses	59,457	681,889	(105,345)	(13,522)
Reserve for project expenses	(27,178)	(40,251)	(27,178)	(40,251)
Advance from customer for land	(17,808)	542,696	-	-
Other current liabilities	45,306	(391,857)	(135,260)	67,067
Other non - current liabilities	(15,712)	11,370	(15,480)	4,582
Net cash provided from (used in) operating activities	(1,234,665)	3,332,369	(744,050)	(313,125)

The accompanying notes form an integral part of the interim financial statements.

STATEMENTS OF CASH FLOW (Continued)

FOR THE THREE - MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006 (Restated)
Cash flows from investing activities				
Decrease (increase) in cash at banks with maturity of more than three months and restricted deposits	(102,057)	74,431	(51,140)	52,751
Cash paid for short term investment	(3,926)	(1,070,000)	(8,538)	(1,070,000)
ncrease in land held for sale and development	(36,285)	-	-	-
Increase in property, plant and equipment - net	(876,871)	(1,049,502)	(469,434)	(402,444)
Decrease (increase) in investments in subsidiary and associate company	-	18,733	(200)	(999)
Cash received from shares of profit from the joint ventures	-	-	208,832	195,937
Decrease in other long - term investments	-	56,206	-	56,046
Cash paid for acquisition of investment in potash mine project	-	(2,881,730)	-	-
Translation adjustment on foreign subsidiaries, project office and branch financial statements	73,796	(97,684)	22,537	(49,019)
Decrease (increase) in other non - current assets	37,973	(23,854)	24,059	(16,686)
Net cash used in investing activities	(907,370)	(4,973,400)	(273,884)	(1,234,414)
Cash flows from financing activities				
Increase in bank overdrafts and short term loans from financial institutions	1,073,702	2,890,830	281,228	2,201,316
Increase (decrease) in loans and advances from related parties	(49,849)	(172,994)	-	579
Increase (decrease) in long - term loans	(34,844)	337,384	27,466	146,296
Decrease in hire - purchase payables	(120,523)	(164,643)	(148,743)	(161,149)
Decrease in liabilities under trust receipt	(124,703)	(142,400)	(216,948)	(230,100)
Increase in loans from directors	2,000	3,485	-	-
Dividend paid	-	(251,621)	-	(251,621)
Subsidiary paid dividend to its shareholders	(9,808)	(9,808)	-	-
Net cash provided from (used in) financing activities	735,975	2,490,233	(56,997)	1,705,321
Net increase (decrease) in cash and cash equivalents	(1,406,060)	849,202	(1,074,931)	157,782
Cash and cash equivalents at beginning of period	3,312,272	2,125,285	1,878,076	613,056
Cash and cash equivalents at end of period (Note 2)	1,906,212	2,974,487	803,145	770,838
Supplemental cash flows information				
Cash paid during the period for:-				
Interest expense	724,077	429,814	377,131	219,941
Income tax	429,283	392,410	222,203	273,589
Non cash transactions:-				
Unrealised gain (loss) on changes in value of investments	86,702	(76,281)	94,328	(76,281)
Dividend payable	-	63,639	-	63,639
Decrease in short - term loan from financial institutions	3,470,000	-	3,470,000	-
Increase in long - term loan from financial institutions	(3,470,000)	-	(3,470,000)	-

During the period, the Company invested in subsidiary companies which affected the increases in consolidated assets and liabilities in the consolidated financial statements, but do not affect consolidated and separate cash flows.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
AS AT 30 JUNE 2007 AND 2006 (Unaudited but reviewed)
(With comparative information for 31 December 2006 (audited))

1. GENERAL INFORMATION

1.1 Corporate information

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 4 overseas branches and project offices and its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements" whereby the Company chooses to present its interim financial statements in the condensed form. However, additional line items are presented in the balance sheet, and the statement of income, changes in shareholders' equity, and cash flows in the same manner as the annual financial statements.

The interim financial statements are intended to provide information in addition to those included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances to avoid repetition of information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements for the year ended 31 December 2006.

1.3 Basis of consolidation

The interim consolidated financial statements are prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2006, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period except for the following matters :

- The Company has invested in ordinary shares of Italian - Thai Land Co., Ltd., Khun Ka Palang Thai Co., Ltd., Palit Palang Ngan Co., Ltd. and Palang Thai Kaohna Co., Ltd. which were purchased from Special Purpose Vehicle (SPV) during the period.

- A subsidiary company has invested 99.99% in ordinary shares of ITD Cementation Projects India Limited.

The financial statements for the year ended 31 December 2006 of West Bengal project office in India, with a total assets as at 31 December 2006 of Baht 628 million and total revenues and net loss for the year then ended of Baht 36 million and Baht 2 million, respectively, were prepared based on financial information complied by the management of the overseas project office which had not been audited. The project office's auditors were unable to perform the audit because of security reasons following a bomb blast in West Bengal, India. Nevertheless, the financial statements of West Bengal project office as at 31 December 2006 were subsequently audited after the riot without significant adjustments.

The financial statements for the year ended 31 December 2006 of five overseas joint ventures which are included in the consolidated financial statements as of and for the year ended 31 December 2006 were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 31 December 2006 is Baht 865 million and their aggregate revenues for the year then ended is Baht 1,302 million.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2007 include the financial statements of six local and overseas joint ventures with total assets comprising 2.3% of consolidated assets and total revenues for the three-month and six-month periods then ended comprising 2.9% and 2.8%, respectively, of consolidated revenues and investments in associated companies accounted for by equity method comprising 0.3% of consolidated assets. Those financial statements were based on financial information complied by the management of such joint ventures and associated companies which have not been reviewed by auditors because the joint ventures and associated companies are not under the control of the Company's management. Nevertheless, the financial statements of those joint ventures and associated companies as at 31 December 2006 have already been audited by independent auditors without significant adjustments.

The consolidated financial statements as at 30 June 2007 and 31 December 2006 and for the six - month periods ended 30 June 2007 and 2006 included the proportion of the assets, liabilities, revenues and expenses of the joint ventures, as follows :-

(Unit : Thousand Baht)

	Consolidated	
	30 June 2007	31 December 2006
Current assets	6,831,650	5,007,340
Non-current assets	611,613	608,417
Current liabilities	4,230,876	4,508,459
Non - current liabilities	-	44,543

	For the six-month periods ended 30 June	
	2007	2006
Revenues	3,802,637	3,280,188
Expenses	3,661,436	3,270,030

1.4 Summary of significant accounting policies

The interim financial statements are prepared with the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2006, with the change in accounting policy during the period as follows:

<u>Changing in accounting policy</u>

Effective 1 January 2007 the Company changed its accounting policy to account for investments in subsidiary and associated companies and joint ventures, from the equity method to the cost method, to conform with the Accounting Standard No.44 (revised 2007) "Consolidated and separate financial statements". With such change, the Company made retroactive adjustments to its separate financial statements for the previous year, shown for comparative purpose, as if it had consistently accounted for its investments by the cost method. The Company, therefore, adjusted the cumulative effects of equity in net income of subsidiary and associated companies and joint ventures with retained earnings. These affect the differences to net income and retained earnings in the consolidated and separate financial statements.

The effects of such adjustments to beginning balances of retained earnings of each year are as follow :

(Unit : Baht)

	SEPARATE F/S	
	For the six-month periods ended 30 June	
	2007	2006
Retained earnings at beginning of period - as previously reported	4,387,265	6,784,428
Cumulative effects of the change from equity method to cost method for investments in ;		
- subsidiary and associated companies and joint ventures	(1,045,633)	(1,234,733)
Retained earnings at beginning of period - as restated	3,341,632	5,549,695

The effects of such adjustments for statements of income for the three-month and six-month periods ended 30 June 2006 as follow:

(Unit : Baht)

	SEPARATE F/S	
	For the three-month period ended 30 June 2006	For the six-month period ended 30 June 2006
Net income - as previously reported	178,325	375,400
Effects of the change from equity method to cost method for investments	25,586	184,660
Net income - restated	203,911	560,060
Increase in basic earnings per share	0.01	0.04

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Cash and deposits with banks	1,988,112	3,312,272	884,594	1,878,076
Less : Amounts with maturity of more than 3 months	(81,900)	(59,626)	(81,449)	(34,486)
Cash and cash equivalents	1,906,212	3,252,646	803,145	1,843,590

3. RESTRICTED DEPOSITS WITH BANKS

As at 30 June 2007, approximately Baht 82 million (31 December 2006: Baht 37 million) of saving deposits and fixed deposits of the Company and its subsidiaries have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 498 million (31 December 2006: Baht 518 million) have been pledged with the bank as collaterals for standby letter of credit. Fixed deposits amounting to Baht 51 million (31 December 2006 : Baht 56 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches.

4. TRADE ACCOUNTS RECEIVABLE - UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 30 June 2007 and 31 December 2006 are as follows :-

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
Ages of Receivables	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Less than 3 months	6,383,893	4,895,606	3,648,668	3,212,189
3 - 6 months	211,097	704,744	159,750	287,402
6 - 12 months	58,118	640,584	44,201	47,913
More than 12 months	722,713	1,532,216	643,582	773,006
Total	7,375,821	7,773,150	4,496,201	4,320,510
Less: Allowance for doubtful accounts	(592,640)	(720,559)	(527,666)	(645,062)
Trade accounts receivable - unrelated parties – net	6,783,181	7,052,591	3,968,535	3,675,448

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that had been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances as at 30 June 2007 and 31 December 2006 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	89,093	96,213
IOT Joint Venture	-	-	6,058	3,805
Asian Steel Products Co., Ltd	-	-	261	85
Thai Pride Cement Co., Ltd.	-	-	7,844	41,399
ITD - NCC Joint Venture (NT-2)	-	-	565,794	434,768
ITD - VIS Joint Venture	-	-	40,221	98,838
ITD - NCC Joint Venture	-	-	305	64,324
PT. Thailindo Bara Pratama	-	-	7,162	13,646
Shumizu - ITD Joint Venture (2)	-	-	172	39,682
Italian - Thai International Co., Ltd.	-	-	31,534	31,534
IN Joint Venture	-	-	22,542	6,656
ITD-NSC Joint Venture	-	-	268	3,865
Italthai Marine Co., Ltd.	-	-	676	10,127
Bhaka Bhumi Development Co., Ltd.	-	-	18,469	8,512
IDS Joint Venture	-	-	16,679	16,970
Siam Concrete and Brick Products Co., Ltd.	-	-	3,470	2,313
ITD-Nawarat (L.L.C)	-	-	20,991	12,309
Aquathai Co., Ltd.	-	-	12,836	14,107
Nha Pralan Crushing Plant Co., Ltd.	-	-	8,347	8,341
Italthai Trevi Co., Ltd.	-	-	10,484	9,316
Italian-Thai Land Co., Ltd.	-	-	8,205	-
Others	-	-	4,199	5,098
Total	-	-	875,610	921,908
Less : Allowance for doubtful accounts	-	-	(39,739)	(14,637)
Net	-	-	835,871	907,271

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Associated companies				
MCRP Construction Corporation,				
Philippines	687,707	716,250	635,836	664,379
Others	2,749	13,685	2,389	13,327
Total	690,456	729,935	638,225	677,706
Less : Allowance for doubtful accounts	(687,707)	(704,248)	(635,836)	(652,378)
Net	2,749	25,687	2,389	25,328
Related companies				
(Related by way of common directors)				
Nam Thuen 2 Power Co., Ltd.	542,697	457,309	-	-
Italthai Engineering Co., Ltd.	1,059	3,639	1,015	3,631
Siam Steel Syndicate Co., Ltd.	12,650	15,536	11,035	15,536
Pladaeng Co., Ltd.	51,677	51,677	51,677	51,677
Italthai Industrial Co., Ltd.	64,080	68,516	64,080	68,480
Ao Siam Marine Co., Ltd.	96,306	75,805	96,306	75,805
Amari Co., Ltd.	83,199	81,296	83,199	81,296
Nawarat Patanakarn Plc.	1,503	4,019	229	3,134
Italian-Thai Land Co., Ltd.	-	8,205	-	8,205
Nishimatsu Construction	1,721	1,073	-	-
Ao Po Grand Marina Co., Ltd.	90,528	49,912	90,528	49,912
Sakdi Sin Prasit Co., Ltd.	2,333	1,576	2,333	1,576
Asia Pacific Potash Corporation Limited	21,966	13,686	21,966	13,686
Others	10,936	11,250	10,927	10,292
Total	980,655	843,499	433,295	383,230
Less : Allowance for doubtful accounts	(101,813)	(100,160)	(101,813)	(104,904)
Net	878,842	743,339	331,482	278,326

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Outstanding balances and portion of other participants of joint ventures				
ITO Joint Venture	53,456	57,728	-	-
IOT Joint Venture	3,635	2,283	-	-
ITD - NCC Joint Venture	149	31,519	-	-
ITD - NCC Joint Venture (NT-2)	226,318	173,907	-	-
IN Joint Venture	11,045	3,261	-	-
IDS Joint Venture	10,841	11,031	-	-
ITD - VIS Joint Venture	14,077	34,593	-	-
Shimizu - ITD Joint Venture (2)	-	20,238	-	-
ITD - NSC Joint Venture	133	-	-	-
ITD-Nawarat (L.L.C)	8,396	-	-	-
Others	-	4,483	-	-
Total	328,050	339,043	-	-
Trade accounts receivable – related parties – Net	1,209,641	1,108,069	1,169,742	1,210,925

The aging of outstanding balances of trade accounts receivable - related parties as at 30 June 2007 and 31 December 2006 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
Aging	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Less than 3 months	900,984	878,168	556,277	704,007
3 - 6 months	108,323	80,381	200,524	147,174
6 – 12 months	143,780	90,206	265,308	190,489
More than 12 months	846,073	863,722	925,020	941,174
Total	1,999,160	1,912,477	1,947,129	1,982,844
Less Allowance for doubtful accounts	(789,519)	(804,408)	(777,387)	(771,919)
Net	1,209,641	1,108,069	1,169,742	1,210,925

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances that have been overdued for more than 12 months by evaluating risk factor for each receivable.

6. SHORT - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 June 2007 and 31 December 2006 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
<u>Subsidiaries and joint ventures</u>				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	751,179	607,200
Bhaka Bhumi Development Co., Ltd.	-	-	269,049	279,197
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	34,569
PT. Thailindo Bara Pratama	-	-	1,976	-
ITD Cementation India Limited	-	-	201,494	176,615
ITD - NSC Joint Venture	-	-	41,500	52,800
ITD - NCC Joint Venture	-	-	26,151	49,457
Shimizu - ITD Joint Venture (2)	-	-	43,120	43,120
ITD Cemindia Joint Venture	-	-	126,377	-
ITD-Nawarat (L.L.C)	-	-	74,804	101,532
Others	-	-	2,187	83
Total	-	-	1,572,406	1,344,573
Less : Allowance for doubtful accounts	-	-	(192,520)	(126,823)
Net	-	-	1,379,886	1,217,750
<u>Associated companies</u>				
MCRP Construction Corporation, Philippines	-	148	-	148
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Total	4,600	4,748	4,600	4,748
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	-	148	-	148
<u>Related company</u>				
(Related by way of common directors)				
Nishimatsu Construction	-	52,800	-	-
Total	-	52,800	-	-
Short-term loans and advances to Related parties - net	-	52,948	1,379,886	1,217,898

Significant movements in the short-term loans and advances to related parties for the six-month period ended 30 June 2007 are as follows :

(Unit : Thousand Baht)

	Balance 31 December 2006	During the period Increase	During the period Decrease	Balance 30 June 2007
Subsidiaries and joint ventures				
ITD - EGC Joint Venture	607,200	143,979	-	751,179
Bhaka Bhumi Development Co., Ltd.	279,197	-	10,148	269,049
Siam Concrete and Brick Products Co., Ltd.	34,569	-	-	34,569
PT. Thailindo Bara Pratama	-	1,976	-	1,976
ITD Cementation India Limited	176,615	24,879	-	201,494
ITD - NSC Joint Venture	52,800	-	11,300	41,500
ITD - NCC Joint Venture	49,457	-	23,306	26,151
Shimizu - ITD Joint Venture (2)	43,120	-	-	43,120
ITD Cemindia Joint Venture	-	126,377	-	126,377
ITD-Nawarat (L.L.C)	101,532	-	26,728	74,804
Other	83	2,104	-	2,187
Total	1,344,573	299,315	71,482	1,572,406
Associated companies				
MCRP Construction Corporation, Philippines	148	-	148	-
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Total	4,748	-	148	4,600
Total	1,349,321	299,315	71,630	1,577,006

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments in subsidiary and associated companies and joint venture

(Unit : Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding		SEPARATE F/S Cost (Restated)	
			30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
			Percent	Percent		
Investments in subsidiaries						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483
Less : Allowance on impairment					(1,483)	(1,483)
Net					-	-
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000
Less : Allowance on impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,200,000	99.99	99.99	1,485,000	1,485,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,150,100	99.99	99.99	3,150,099	3,150,099
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999
Less : Allowance on impairment					(999)	(999)
Net					-	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	-	50	-
Less : Allowance on impairment					(50)	-
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	61.48	-	265	-
Less : Allowance on impairment					(265)	-
Net					-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	61.48	-	265	-
Less : Allowance on impairment					(265)	-
Net					-	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	-	50	-
Less : Allowance on impairment					(50)	-
Net					-	-
Overseas companies - Paid up share capital in foreign currency						
PT. Thailindo Bara Pratama	Coal digestion services	23,875 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	58 Million INR	80.48	80.48	913,617	913,617
Total investments in subsidiaries - net					5,897,047	5,897,047
Investment in joint venture - Paid up share capital in foreign currency						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
Total investment in joint venture					977	977

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding		CONSOLIDATED Equity		SEPARATE F/S Cost (Restated)	
			30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
Net					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance on impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	18,615	17,622	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,632	27,799	27,373	27,373
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	17,494	19,223	21,429	21,429
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	17,195	16,876	7,500	7,500
Asia Steel Corporation	Manufacture, import and export of steel	20,000	30.00	30.00	12,301	12,301	7,800	7,800
Less: Allowance on impairment					(12,301)	(12,301)	(7,800)	(7,800)
Net					-	-	-	-
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	21.06	21.06	97,629	87,688	71,603	71,603
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	-	21.54	-	215	-	215
Less : Allowance on impairment					-	(215)	-	(215)
Net					-	-	-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	-	21.54	-	215	-	215
Less : Allowance on impairment					-	(215)	-	(215)
Net					-	-	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
Net					-	-	-	-
Overseas companies – Paid up share capital in foreign currency								
Anamarine Construction SND.BHD.	Construction contractor	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance on impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance on impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance on impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Total investments in associated companies – net					178,566	169,208	130,355	130,355
Total investments in subsidiary and associated companies and joint ventures – net					178,566	169,208	6,028,379	6,028,379

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding		CONSOLIDATED Equity		SEPARATE F/S Cost (Restated)	
			30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
			Percent	Percent				
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700		
Less : Allowance on impairment					(296,700)	(296,700)		
Net					-	-		
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525		
Total					2,525	2,525		
Total investments - net					181,090	171,733		

The Company regulary assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certainly declined.

7.2 Other long - term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 Jun 2007	Percentage of shareholding 31 Dec 2006	CONSOLIDATED Cost 30 Jun 2007	CONSOLIDATED Cost 31 Dec 2006	SEPARATE F/S Cost 30 Jun 2007	SEPARATE F/S Cost 31 Dec 2006
		Percent	Percent				
Investments in other companies							
a) Non-listed companies							
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	446,331	446,331	446,331
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance on impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	5.45	5.45	54,500	54,500	54,500	54,500
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance on impairment				(50,069)	(29,696)	(50,069)	(29,696)
Net				-	20,373	-	20,373
Sosuco Granite Co., Ltd.	Rock quarrying and Distribution	5.00	5.00	5,000	5,000	5,000	5,000
Less : Allowance on impairment				(5,000)	(5,000)	(5,000)	(5,000)
Net				-	-	-	-
Time Regency Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313	47,313	47,313
Less : Allowance on impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance on impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance on impairment				(81,488)	(81,488)	(81,488)	(81,488)
Net				93,512	93,512	93,512	93,512
Advance payment for share capital							
The Exchange Square Co., Ltd.	Real estate development			5,000	5,000	5,000	5,000
Less : Allowance on impairment				(5,000)	(5,000)	(5,000)	(5,000)
Net				-	-	-	-
Total investment in other non - listed Companies - net				645,358	665,731	645,358	665,731

(Unit : Thousand Baht)

	Nature of business	Percentage of Shareholding		CONSOLIDATED Cost		SEPARATE F/S Cost	
		30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
		Percent	Percent				
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Add : Unrealised gain from changes in value of investments				99,336	160,928	99,336	160,928
Net				408,051	469,643	408,051	469,643
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	189,939	186,140	59,396	59,396
Add : Unrealised gain from changes in value of investments				170,561	10,539	301,104	137,283
Net				360,500	196,679	360,500	196,679
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139	9,139	9,139
Add : Unrealised gain from changes in value of investments				639	-	639	-
Net				9,778	9,139	9,778	9,139
Nawarat Patanakarn Plc.	Construction services	4.05	4.05	100,716	100,716	100,716	100,716
Less : Unrealised loss form changes in value of investments				(35,251)	(27,193)	(35,251)	(27,193)
Net				65,465	73,523	65,465	73,523
Everland Plc.	Real estate development	0.05	0.05	111	111	111	111
Add : Unrealised gain from changes in value of investments				189	670	189	670
Net				300	781	300	781
Total investment in other listed companies - net				844,094	749,765	844,094	749,765
Total investments in other companies - net				1,489,452	1,415,496	1,489,452	1,415,496

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding		CONSOLIDATED Cost		SEPARATE F/S Cost	
		30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
		Percent	Percent				
Investments in other companies, held by subsidiaries							
(a) Non-listed companies							
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250	-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053	-	-
Less : Allowance on impairment				(3,053)	(3,053)	-	-
Net				-	-	-	-
Time Regency Co., Ltd.	Real estate management	13.00	-	135,226	-	-	-
Less : Allowance on impairment				(135,226)	-	-	-
Net				-	-	-	-
(b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.80	0.80	19,178	19,178	-	-
Add : Unrealised gain from changes in value of investments				6,172	9,999	-	-
Net				25,350	29,177	-	-
Total				26,600	30,427	-	-
Total investments in other companies - net				1,516,052	1,445,923	1,489,452	1,415,496

As at 30 June 2007, parts of long - term loans from financial institutions of the Company are collateralized by the pledged of two investments in listed company and unlisted company, as discussed in Note 13.

8. LONG - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 30 June 2007 and 31 December 2006 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
ITD - NCC Joint Venture	-	-	75,990	254,490
Italian-Thai International Co., Ltd.	-	-	128,546	128,221
IDS Joint Venture	-	-	220,500	199,500
IN Joint Venture	-	-	97,920	97,920
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	105,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	198,764	198,000
Southern Industries (1996) Co., Ltd.	-	-	24,673	24,673
Nha Pralan Crushing Plant Co., Ltd.	-	-	10,000	10,000
Sin Rae Mang Thai Co., Ltd.	-	-	173,986	173,915
Italian-Thai Land Co., Ltd.	-	-	554,127	-
Palang Thai Kaowna Co., Ltd.	-	-	280,702	-
Khunka Palang Thai Co., Ltd.	-	-	58,882	-
Palit Palang Ngan Co., Ltd.	-	-	94,231	-
Others	-	-	9,792	9,792
Total	-	-	2,561,513	1,729,911
Less : Allowance for doubtful accounts	-	-	(1,266,583)	(404,498)
Net	-	-	1,294,930	1,325,413
Associated companies				
Palang Thai Kaowna Co., Ltd.	-	280,702	-	280,702
Khunka Palang Thai Co., Ltd.	-	58,882	-	58,882
Total	-	339,584	-	339,584
Less : Allowance for doubtful accounts	-	(339,584)	-	(339,584)
Net	-	-	-	-

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Related companies				
Italian-Thai Land Co., Ltd.	-	554,097	-	554,097
Palit Palang Ngan Co., Ltd.	-	94,231	-	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Central Bay Reclamation and Development Corp	35,761	37,712	-	-
Asia Pacific Potash Corporation	96,621	67,921	96,621	67,921
Total	191,457	813,036	155,696	775,324
Less : Allowance for doubtful accounts	(94,836)	(745,115)	(59,075)	(707,403)
Net	96,621	67,921	96,621	67,921
Total long - term loans and advances to related companies - net	96,621	67,921	1,391,551	1,393,334

During the period, the Company purchased share capital from 4 associated and related companies that the Company had extended loans and set up full provision in the past. However, the Company re-assessed the financial statements of those 4 companies and noted that those companies have some assets that can be used to repay loans. The Company therefore, reversed allowance for doubtful accounts of Baht 159 million. The Company also reclassified such loans and related allowance to loans to subsidiaries and joint venture.

Significant movements in the long - term loans and advances to related parties for the six - month period ended 30 June 2007 are as follows :-

(Unit : Thousand Baht)

	Balance 31 December 2006	During the period Increase	Decrease	Reclassify	Balance 30 June 2007
Subsidiaries and joint ventures					
ITO Joint Venture	528,400	-	-	-	528,400
ITD-NCC Joint Venture	254,490	-	178,500	-	75,990
Italian-Thai International Co., Ltd.	128,221	325	-	-	128,546
IDS Joint Venture	199,500	21,000	-	-	220,500
IN Joint Venture	97,920	-	-	-	97,920
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	105,000	-	-	-	105,000
ITD - NCC Joint Venture (NT-2)	198,000	764	-	-	198,764
Southern Industries (1996) Co., Ltd.	24,673	-	-	-	24,673
Nha Pralan Crushing Plant Co., Ltd.	10,000	-	-	-	10,000
Sin Rae Mang Thai Co., Ltd	173,915	71	-	-	173,986
Italian-Thai Land Co., Ltd.	-	30	-	554,097	554,127
Palang Thai Kaowna Co., Ltd.	-	-	-	280,702	280,702
Khunka Palang Thai Co., Ltd.	-	-	-	58,882	58,882
Palit Palang Ngan Co., Ltd.	-	-	-	94,231	94,231
Others	9,792	-	-	-	9,792
Total	1,729,911	22,190	178,500	987,912	2,561,513
Associated companies					
Palang Thai Kaowna Co., Ltd.	280,702	-	-	(280,702)	-
Khunka Palang Thai Co., Ltd.	58,882	-	-	(58,882)	-
Total	339,584	-	-	(339,584)	-
Related companies					
Italian-Thai Land Co., Ltd.	554,097	-	-	(554,097)	-
Palit Palang Ngan Co., Ltd.	94,231	-	-	(94,231)	-
Pladaeng Co., Ltd.	59,075	-	-	-	59,075
Asia Pacific Potash Corporation	67,921	28,700	-	-	96,621
Total	775,324	28,700	-	(648,328)	155,696
Total	2,844,819	50,890	178,500	-	2,717,209

9. PROPERTY, PLANT AND EQUIPMENT

The Company and its subsidiaries have mortgaged part of the buildings with aggregate net book values of approximately Baht 513 million and land of Baht 144 million (31 December 2006 : Baht 535 million and Baht 47 million, respectively) with a bank as collaterals for long-term loans from such bank, as discussed in Note 13. In addition, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage land with a total value of Baht 5 million (31 December 2006 : Baht 5 million) with banks as collaterals for credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The short - term loans from banks of Baht 1,390 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 June 2007 and 31 December 2006, are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
<u>Subsidiaries and joint ventures</u>				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	16,295	11,975
I.C.C.T. Joint Venture	-	-	140,887	161,012
IN Joint Venture	-	-	15,365	-
Thai Maruken Co., Ltd.	-	-	48,708	19,117
ITO Joint Venture	-	-	10,181	5,759
Italthai Trevi Co., Ltd.	-	-	101,019	32,238
Siam Concrete and Brick Products Co., Ltd.	-	-	66,183	84,365
ITD - VIS Joint Venture	-	-	3,672	55,163
ITD Cementation India Limited	-	-	8,208	-
Asian Steel Product Co., Ltd.	-	-	9,617	6,584
Thai Pride Cement Co., Ltd.	-	-	72,197	38,842
Nha Pralan Crushing Plant Co., Ltd.	-	-	2,484	3,105

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Aquathai Co., Ltd.	-	-	12,294	14,246
Italthai Marine Co.,Ltd	-	-	1,022	-
Bhaka Phumi Development Co., Ltd.	-	-	5,414	-
Others	-	-	1,803	20,549
Total	-	-	515,349	452,955
Associated companies				
MCRP Construction Corporation, Philippines	72,878	78,818	72,878	78,818
Bangkok Steel Wire Co., Ltd.	19,106	52,941	6,208	10,920
Thai Rent All Co., Ltd.	16,454	14,472	16,152	13,850
ATO-Asia Turnouts Ltd.	5,224	1,371	5,224	-
Others	5,676	5,675	-	-
Total	119,338	153,277	100,462	103,588
Related companies				
(Related by way of common directors)				
Takenaka Corporation	153,978	249,575	-	-
Obayashi Corporation	143,805	234,583	-	-
Italthai Industrial Co., Ltd.	99,882	119,308	62,914	82,465
Siam Steel Syndicate Co., Ltd.	234,962	192,231	88,086	45,163
Nishimatsu Construction	231,413	-	-	-
Italthai Engineering Co., Ltd.	67,006	83,098	62,763	78,083
Charoong Thai Wire & Cable Plc.	103,640	142,537	103,640	140,085
Penta-Ocean Construction Co., Ltd.	10,138	10,568	-	-
Nawarat Patanakarn Plc.	49,350	33,246	44,718	30,326
Others	26,946	30,950	7,293	26,760
Total	1,121,120	1,096,096	369,414	402,882

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Outstanding balances and portion of other participants in joint ventures				
IOT Joint Venture	9,777	7,185	-	-
I.C.C.T. Joint Venture	105,665	120,759	-	-
ITO Joint Venture	6,109	3,456	-	-
ITD - VIS Joint Venture	1,285	19,307	-	-
IN Joint Venture	7,529	3,668	-	-
Others	403	587	-	-
Total	130,768	154,962	-	-
Trade accounts payable - related parties	1,371,226	1,404,335	985,225	959,425

12. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 June 2007 and 31 December 2006 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Related companies				
Nam Theun 2 Power Co., Ltd.	547,626	722,963	-	-
Obayashi Corporation	225,142	120,742	-	-
Nawarat Patanakarn Plc.	10,763	9,650	-	-
Saraburi Coal Co., Ltd.	120,000	100,000	-	-
Others	13	38	-	-
Total	903,544	953,393	-	-
Short - term loans and advances from related parties	903,544	953,393	-	-

Significant movements in the short - term loans and advances from related parties for the six-month period ended 30 June 2007 are as follows :

(Unit : Thousand Baht)

	Balance 31 December 2006	During the period Increase	Decrease	Balance 30 June 2007
Related companies				
Nam Theun 2 Power Co., Ltd.	722,963	-	175,337	547,626
Obayashi Corporation	120,742	104,400	-	225,142
Nawarat Patanakarn Public Company Limited	9,650	1,113	-	10,763
Saraburi Coal Co., Ltd.	100,000	20,000	-	120,000
Others	38	-	25	13
Total	953,393	125,513	175,362	903,544

13. LONG - TERM LOANS

As at 30 June 2007 and 31 December 2006, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Long - term loans	6,275	2,841	4,743	1,245
Less : current portion	(1,427)	(869)	(979)	(527)
Net	4,848	1,972	3,764	718

Movements in the long - term loans account during the six-month period ended 30 June 2007 are summarized below :

(Unit : Million Baht)

	CONSOLIDATED	SEPARATE F/S
Balance as at 1 January 2007	2,841	1,245
Add : additional borrowings	360	335
Add : Reclassified	3,470	3,470
Less : Repayment	(429)	(341)
Less : Translation adjustment	33	34
Balance as at 30 June 2007	6,275	4,743

During the period, the Company reclassified loan for investment in Potash mining project from short-term loan to long-term loan as the specific condition indicated that the Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay Baht 165 million per quarter from August 2008.

Parts of long - term loans are secured by the pledge of parts of share certificates of investments in two related companies and the deeds of hypothecation of certain machinery located overseas. The loans are collateralized by the buildings and land of the Company and its subsidiaries with aggregate net book values of Baht 657 million as at 30 June 2007 (31 December 2006 : Baht 582 million), as discussed in Notes 7 and 9.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

14. RELATED PARTY TRANSACTIONS

During the period, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Sales of equipment	Cost
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Interest on loans	Mutually agreed rate

Below is a summary of those transactions :-

(Unit : Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the three-month periods ended 30 June			
	2007	2006	2007	2006
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	545	561
Purchases of construction materials and services	-	-	290	79
Purchase of equipment	-	-	3	1
Transactions with associated companies				
Construction services and other income	2	5	2	2
Purchases of construction materials and services	18	31	18	6
Transactions with related companies				
Construction services and other income	528	947	255	183
Sale of equipment	-	1	-	-
Sale of investment	-	22	-	22
Purchases of construction materials and services	187	284	183	187
Purchases of equipment	2	51	1	50
Purchase of investment	-	22	-	-

(Unit : Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the six-month periods ended 30 June			
	2007	2006	2007	2006
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	781	1,160
Purchases of construction materials and services	-	-	558	240
Purchase of equipment	-	-	3	2
Transactions with associated companies				
Construction services and other income	9	12	3	6
Purchases of construction materials and services	74	58	31	13
Transactions with related companies				
Construction services and other income	2,343	2,031	535	332
Sale of equipment	-	1	-	-
Sale of investment	-	22	-	22
Purchases of construction materials and services	858	493	471	303
Purchases of equipment	20	74	19	72
Purchase of investment	-	22	-	-

Furthermore, the Company also has significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

15. INCOME TAX

No income tax was payable on the Company's net income for the three-month and six-month periods ended 30 June 2007 and 2006 as the Company can utilize tax losses carried forward from previous years.

Income tax for the branch in Taiwan has been calculated based on 25 percent of taxable income.

Income tax for the three-month and six-month periods ended 30 June 2007 and 2006 of subsidiaries and joint ventures in Thailand have been calculated at the rate on the net income after adding back certain expenses which are not deductible for tax computation purposes and deducting of tax losses brought forward from previous years.

Income tax presented in the consolidated financial statement is an income tax of the overseas branches and subsidiaries that have been calculated in accordance with accounting standard and/or tax law of those countries.

16. GUARANTEES

As at 30 June 2007 and 31 December 2006, there were outstanding guarantees of approximately Baht 19,892 million and Baht 18,935 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 30 June 2007 and 31 December 2006, there were guarantees of approximately Baht 9,142 million and Baht 8,745 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., ITD Cementation India Limited, and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

17. COMMITMENTS

17.1 Under the Company's rehabilitation plan, executed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a Special Purpose Vehicle (SPV) under Thai Laws. This SPV was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the SPV through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. Those creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the SPV in exchange for the SPV to assume the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the SPV has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debts have been settled, the SPV will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, with interest on the remaining debt at MLR-3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal repayment, from 30 June 2008, onwards. Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV in amounts equal to the principal and interest which have to be paid to the creditors in the manner discussed above. As at 30 June 2007, the outstanding balance of loans amounted to Baht 1,532 million.

During the period, SPV sold assets and received cash of Baht 195 million and settled its debts with creditors of Baht 199 million. Those assets were sold to the Company at Baht 100 million while the appraisal value made by independent appraiser is Baht 307 million. Such transaction was approved by shareholder meeting of SPV on 26 April 2007.

17.2 As at 30 June 2007, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

(Unit : Million Baht)

	Baht equivalent
	CONSOLIDATED
Currency	
Baht	3,072
NTD	4,223
USD	139
INR	1,533

17.3 As at 30 June 2007, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services :

(Unit : Million Baht)

	Baht equivalent	
	CONSOLIDATED	SEPARATE F/S
Currency		
Baht	559.3	541.4
EUR	233.6	14.0
JPY	8.2	0.1
USD	27.7	-
NTD	20.4	20.4
INR	62.1	-
SEK	28.9	-

17.4 As at 30 June 2007, the Company had outstanding commitment of USD 56 million in respect of uncalled portion of investments in a related company.

17.5 As at 30 June 2007, the Company had outstanding commitment of Baht 349 million in respect of uncalled portion of investments in a subsidiary company.

18. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay for damages, amounting to Baht 440 million, plus interest at the rate of 7.5 percent per annum from 11 June 1992 up to the settlement date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution of the order of the Court - Chonburi Province. Copies of the appeal and the petition are currently being submitted to the plaintiff and the outcome of the case is not yet known.

b) On 7 March 2003, a subsidiary company was sued by a third party company for compensation totaling approximately Baht 125.8 million for alleged negligence in driving sheet piles on top of pipelines belonging to that company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay damages amounting to Baht 90.1 million together with fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order of the Civil Court. Copies of the appeal and the petition are currently being sumitted to the plaintiff and the outcome of the case is not yet known.

c) Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totaling approximately Baht 79 million (2006: Baht 85 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

19. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three – month and six - month periods ended 30 June 2007 and 2006 represent principally a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated									
	For the three-month periods ended 30 June 2007 and 2006									
	Local		Overseas		Total		Elimination		Grand total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues from construction services	8,102	6,092	4,193	3,361	12,295	9,453	(521)	(361)	11,774	9,092
Gross profit	644	471	226	125	870	596	-	-	870	596
Loss on exchange rate									-	(89)
Other income									263	189
Administrative expenses									(380)	(339)
Reversal of allowance (allowance) for doubtful accounts									162	(9)
Reversal of allowance for impairment of investment									-	64
Loss from devaluation of investments									(20)	-
Share of profit from investments									16	9
Interest expense									(323)	(221)
Income tax									(55)	(10)
Minority interests									(10)	(12)
Net income for the period									523	178

(Unit : Million Baht)

	Consolidated									
	For the six-month periods ended 30 June 2007 and 2006									
	Local		Overseas		Total		Elimination		Grand total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues from construction services	15,517	12,888	7,620	5,935	23,137	18,823	(877)	(813)	22,260	18,010
Gross profit	1,209	916	425	250	1,634	1,166	-	-	1,634	1,166
Loss on exchange rate									(45)	(120)
Other income									466	306
Administrative expenses									(681)	(610)
Reversal of allowance (allowance) for doubtful accounts									122	(17)
Reversal of allowance for impairment of investment									-	64
Loss from devaluation of investments									(20)	-
Share of profit from investments									13	11
Interest expense									(623)	(388)
Income tax									(86)	(22)
Minority interests									(19)	(15)
Net income for the period									761	375

(Unit : Million Baht)

	As at 30 June 2007 and 31 December 2006									
	Local		Overseas		Total		Elimination		Grand total	
	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
Property, plant and equipment - net	12,867	13,153	2,307	2,045	15,174	15,198	29	42	15,203	15,240
Other assets	32,306	35,076	11,963	10,008	44,269	45,084	(8,550)	(9,671)	35,719	35,413
Total assets	45,173	48,229	14,270	12,053	59,443	60,282	(8,521)	(9,629)	50,922	50,653

20. FINANCIAL INSTRUMENTS

20.1 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for accounts payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 30 June 2007 are summarised below :

Currency		Forward contract exchange rate
JPY (buy)	462 million JPY	0.2932

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 June 2007 which were unhedged.

	CONSOLIDATED (Net)				
	EUR million	USD million	JPY million	SGD Million	VND Million
Trade accounts payable	1	4	103	2	-
Trade accounts payable - related companies	-	1	1,054	-	-
Hire-purchase payables	-	-	1,316	-	-
Advances received from customers under construction contracts	-	-	58	-	-
Assets in foreign currencies	-	17	695	1	397
Loan from financial institution	-	2	-	-	-

	SEPARATE F/S (Net)				
	EUR million	USD million	JPY million	SGD Million	VND Million
Hire-purchase payables	-	-	1,316	-	-
Accounts payable - related companies	-	1	-	-	-
Assets in foreign currencies	-	17	52	-	397
Loan from financial institution	-	2	-	-	-

The Group will earn future revenues in foreign currencies in an amount of approximately USD 20 million, INR 20,401 million, PHP 578 million, NTD 3,550 million, JPY 626 million and UAE 35 million.

In addition, the Group have exposures to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

21. ACQUISITION OF INVESTMENT

On 6 June 2007, the Company invested in ordinary shares of Italian - Thai Land Co., Ltd., Khun Ka Palang Thai Co., Ltd., Palit Palang Ngan Co., Ltd. and Palang Thai Kaohna Co., Ltd. which were purchased from Special Purpose Vehicle (SPV).

The book value of assets and liabilities acquired at the acquisition date are summarized below :

(Unit : Thousand Baht)

	Italian - Thai Co., Ltd.	Khun Ka Palang Thai Co., Ltd.	Palit Palang Ngan Co., Ltd	Palang Thai Kaohna Co., Ltd.	Total
Cash and cash equivalents	3	158	46	41	248
Land	70,429	39,215	36,634	49,487	195,765
Other current assets	-	108	50	-	158
Trade accounts payable	(8,783)	-	-	-	(8,783)
Short term loan from related parties	(329,927)	(456,097)	(92,533)	(120,659)	(999,216)
Accrued expenses	(224,461)	-	-	-	(224,461)
Other current liabilities	(30)	(30)	(48)	(170)	(278)
Book value of net assets	(492,769)	(416,646)	(55,851)	(71,301)	(1,036,567)
Portion holding	99.99	61.48	61.48	74.93	
Net cash outflow on acquisition of subsidiaries	50	50	50	50	200

The book value of assets and liabilities approximately their fair value, except the fair value of land which is approximately Baht 317 million. The Company, however, has not recognized the difference in land values because of the fluctuation in current economic condition may have some effect to such land values.

22. RECLASSIFICATION

Certain amounts in the financial statements issued in the previous period, as presented herein for comparative purpose, have been reclassified to conform with the current period classification, with no effect on previously reported net income or shareholders' equity.

23. OTHER

On 17 January 2007, the National Assets Examination Committee (NAEC) issued an order appointing an inspection subcommittee to investigate the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. Subsequently on 14 February 2007, the Company and a joint venture received the accusation letter from the NAEC with a notice to lodge any objection within 7 days from receiving date of the letter. The management of the Company has confirmed the full cooperation with the investigation committee. Subsequently, there was an unofficial disclosure from the investigation subcommittee that cracks on the runways and taxiways at Suvarnabhumi Airport was caused by the higher level of underground water, not caused by the poor performance of the construction.

The Company's management believes that the cracks on the runways and taxiways are not the fault from the poor performance of the construction undertaken by the Joint Ventures. Therefore, no provision is required in the accounts. As at 30 June 2007, the Company and Joint Ventures have not received an claim for any damages on the matters referred to above.

24. SUBSEQUENT EVENT

On August 2007, the Company established 2 new subsidiary companies to be engaged in the production of electric current and distribute construction materials with registered share capital at Baht 100 million and Baht 1 million, respectively.

25. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements were authorised by the Company's authorised director on 14 August 2007.

82-4299

The Report of material events field with the Stock Exchange of Thailand ("SET") from May-August 2007.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline Operating result
Date/Time 16 Aug 2007 09:22:13

Translation

With reference to the Company's Financial Statements for the period ending 30th June 2007 submitted to the SET by our letter No. CSD 041/2007 dated 14th August 2007. The Company's net income for the first six-months (2007 was Baht 761.26 million. This was an increase from the same period of previous year of Baht 385.86 million or 102.79%.

The Company wishes to explain the reasons contributing to the profits as follows:

1.The Company's gross profit for the first six-months of 2007 was Baht 1,634.48 million which increased from the same period of the previous year t Baht 468.45 million or 40.18%. The main reasons for the increase were due t the increase of construction revenues from new projects, such as Bangkok Government Complex project, BTS Sukhumvit Extension (Onnut-Sukhumvit 1 project and to the decrease in the number of loss projects, such as the Underground Train Station (North Tunnel) project, Water Drainage Tunnel fr Klong San Saeb and Klong Ladprao to the Chao Praya River project and the [Residential Condominium project. The Company also recorded the increase o profits from its subsidiaries, associated companies and joint ventures including ITD Cementation India Ltd., Italthai Marine Ltd, Thai Maruken Co., Ltd. and Thai Pride Cement Co., Ltd.

2.The Company's other revenues for the first six-months of 2007 was Ba 441.48 million which increased from the same period of the previous year by Baht 172.85 million or 64.34%. This was because the Company received payı from bad debt customers in some projects such as the Jetty at Songkhla proj and Protection of Shore Erosion at Bangpakong and Smuthprakarn project; moreover, the increases of other revenues from its subsidiaries also increased, such as the income from an insurance claim of ITD Cementation India Ltd. and the increase of transportation income of Thai Pride Cement Co Ltd.

3. The Company reversed the allowance for doubtful accounts of Baht 1 million from the purchasing share capital from 4 associated and related companies that the Company had extended loans to and had set up full provi for in the past. The Company re-assessed the financial statements of those 4 companies and noted that those companies had some assets that could be u: repay loans which had been presented in the note to the financial statement No. 8.

The Company would like to report on the effect of the change in accounting policy for investment in subsidiaries as follows:

Effective from 1 January 2007, the Company changed its accounting policy regarding investment in subsidiaries so that the separate financial statement, which formerly reported investment using the equity method, nov reports using the cost method. This is to comply with Thai Accounting Standa

No. 44. Thus the Company restated its financial statement by using the historical cost as the cost of the investment in subsidiaries of the separate financial statement. This adjustment caused the net income on the separate financial statement to differ from that reported in the consolidated financial statement. The Company had a net income of Baht 761.26 million for the six-month period ended June 30, 2007, according to the consolidated financi statement. However, the separate financial statement over the same period showed a net income of Baht 723.84 million. Therefore, the Company would like to clarify with the additional information as follows:

1. After restating, the net income on the separate financial statement for the six-months period ended June 30, 2007 decreased by Baht 37.42 milli (decreased by Baht 0.01 per share). This is because the separate financial statement did not include share of loss from investment in subsidiaries, associated companies and joint ventures. For the comparable period in 2006, net income on the separate financial statement increased by Baht 184.66 million (increased by Baht 0.04 per share). This is because the separate financial statement did not include share of profit from investments in subsidiaries, associated companies and joint ventures.

2. The effect from the restating of the items on the separate financial statement for the quarter ended June 30, 2007, such as investment in subsidiaries, associated companies and joint ventures and the retained earnings on the balance sheets, which caused the beginning of the period of the retained earnings to decrease by Baht 1,045.63 million. The cumulative effect of the accounting policy has been presented in the statement of chang in shareholders equity and in the note to the financial statements No. 1.4.

The change of accounting policy affects only the investment in subsidiaries, associated companies and joint ventures accounts in the separat financial statement. It did not have any effect on the consolidated financial statements or business fundamentals.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline Reviewed Quarter 2 and Consolidated F/S (F45-3)
Date/Time 14 Aug 2007 19:59:00

(Reviewed Quarter-2 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMI

Reviewed
(In thousands)
Ending 30 June

The Consolidated Financial Statement

	Quarter 2		For 6 Months	
Year	2007	2006	2007	2006
Net profit (loss)	522,953	178,325	761,264	375,400
EPS (baht)	0.12	0.04	0.18	0.09

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2007	2006	2007	2006
Net profit (loss)	513,739	203,911	723,841	560,060
EPS (baht)	0.12	0.05	0.17	0.13

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________
( )
Position

Authorized to sign on behalf of the company

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For more information, please contact S-E-T Call Center Tel. 0-2229-2222 E-mail :

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol	ITD
Headline	Signed Contracts
Date/Time	14 Aug 2007 09:23:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during Juneand July 2007 the Company signed three contracts as fc

Name of Project	Client	Price (including VAT)
1.The Construction of structural and architectural works for the 15 storey extension building for the , Yanhee Hospital, Bangkok Signing date : July 15, 2007 Period of work :18 months	Yanhee Hospital Co.,Ltd.	Bt 179.76 M
2.The structural, architectural and interior works for the Central Festival Pattaya Beach (CPN) Project, Chonburi Province. Signing date : June 11, 2007 Period of work : 17.5 months	C.P.N. Pattaya beach Co.,Ltd.	Bt 1,410.98 M
3.The structural and architectural works for the Central Festival Pattaya Beach (CDS) Project, Chonburi Province. Signing date : June 11, 2007 Period of work : 17.5 months	Central Pattana Public Company Limited	Bt 239.01 M

The details of the contract works are as follows:-

1. The Construction of structural and architectural works for the extension 15 storey building ,for the Yanhee Hospital, Bangkok

Description of works: - Construction of a 15 storey building, with each floor having an 900 area of sq.m.
- The exterior walls are of aluminium and glass, and the internal walls are of gypsum board and the finish floor is terrazzo.
- The new extension building is connected to the existing building.

2.The structural, architectural and interior works for the Central Festival Pattaya Beach (CPN) Project, Chonburi Province.

Description of works:- Structural works, architectural works and interior work for a 7 storey building with a basement, with a total area of 168,000 sq.m.
- The structure is constructed of post tensioned slabs with precast panel external walls.
- The scope of the architectural works is for the public areas.
- Sanitary works and a car park.

3.The structural and architectural works for the Central Festival Pattaya Beach (CDS) Project,Chonburi Province.
Description of works:- Structural works, architectural works for a 7 storey building with a basement, with a total area of 42,000 sq.m.
- The structure is constructed of post tensioned slabs with precast panel external walls.
- The scope of the architectural works is for the public areas.
- Sanitary works.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline Signed Contracts 4 Project
Date/Time 05 Jul 2007 13:22:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that during May-June 2007 the Company signed four contracts as follows:

Name of Project	Client	Price (including VAT)
1.The Construction of Goodyear Thailand Limited Restoration Project in Thailand, Pathumthani Province.	Goodyear (Thailand) Public Company Limited	Bt 40.73 M

Signing date : June 6, 2007
Period of work: 168 days

2.The Construction of the Civil Works for the PTT-PE Project, Rayong Province.	Toyo-Thai Corporation Ltd.	Bt 470.51 M

Signing date :June 4, 2007
Period of work:23 months

3.The Construction of Flood Protection System for Bangyapreak, Phase I Project, Samutsakorn Province.	Department of Public Work	Bt 462.00 M

Signing date : May 28, 2007
Period of work:720 days

4.The Construction of Flood Protection System at Banghuasua, Samutprakarn Province.	Department of Public Work	Bt 115.00 M

Signing date: May 28,2007
Period of work: 720 days

The details of the contract works are as follows:-

1.The Construction of Goodyear Thailand
Limited Restoration Project in Thailand,
Pathumthani Province.

Description of works:- Structure steel demolition
- Equipment demolition
- Fabrication and erection of structural steel.

2.The Construction of
the Civil Works for
the PTT-PE Project, Rayong Province.

Description of works:- Construction of a reinforced concrete foundation for equipment. Concrete volume of 20,000 cum.
- Construction of a pipe rack structure. Concrete volume of 2,000 cum.
- Construction of a reinforced concrete road and drainage
- Construction of 5 reinforced concrete buildings.

3. The Construction of Flood
Protection System for Bangyapreak,
Phase I Project,Samutsakorn Province.

Description of works:- Flood Protection wall constructed of concrete sheet piles and anchor piles with a total length of 2,620 m.
- Road embankment with a total length of 4,620 m.
- Construction of 2 pumping stations.

4. The Construction of Flood
Protection System at Banghuasua,
Samutprakarn Province.

Description of works:- Construction of Flood Protection (Retaining Wall) of length 1,700 m.
- Construction of 12 water gates.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline Additional Information for Investment of 2006
Date/Time 19 Jun 2007 09:00:00

TRANSLATION

Italian-Thai Development Public Company Limited (The Company) would like to inform the SET of the additional information of the Compan's investment in 2006 as follows;

1. The Investment in Aquathai Co.,Ltd. ("Aquathai")
   Transaction date: 26 April 2006
   Parties Buyer: Italian-Thai International Co., Ltd. (a subsidiary)("Italian-Thai Inter")
   Seller: Italthai Holding Co.,Ltd.
   Relationship with listed company: The seller is connected person of the Company due to the Directors of the Company hold more than 10%]of the shares of Italthai Holding Co., Ltd.
   Transaction: Italian-Thai Inter purchased 119,993 ordinary shares of Aquathai,, equivalent to 99.99 % of registered capital of Aquathai, from the Seller at Baht 182.1944 each (par value of Baht 500 each), amounting to Baht 21,862,052.87.

   Details of Acquired assets
   1. Type of Assets 119,993 ordinary shares of Aquathai Baht 182.1944 each, amounting to Baht 21,862,052.87.
   2. Company Name Aquathai Co., Ltd.
   3. Address 2013 Italthai Tower, New Petchburi Road, Bangkapi, Huaykwang, Bangkok 10320
   4. Nature of business Aquathai provides water and waste water management.
   5. Registered Capital Baht 60,000,000.00, existing 120,000 of ordinary shares at par value of Baht 500 each.
   6. Financial Information as at 31 December 2005, audited by Ernst & Young Office Limited

Unit / Baht

ITEM AMOUNTTotal Assets 45,028,908.02
Total Liabilities23,168,385.42
Registered Capital60,000,000.00
Shareholder's Equities21,860,522.60
Total Income34,362,406.33

Net Profit (Loss)(6,353,006.55)

7. Directors Aquathai has 4 directors
   1. Mrs. Nijaporn Charanachitta
   2. Mr. Uttrawooth Narknisorn
   3. Mr. Maetta Saungdeekul
   4. Ms. Kannikar Laotrakul

8. Shareholders as at the Transaction Date
   1. Italthai Holding Co.,Ltd. 119,993 shares (99.9978%)
   2. Dr. Chaijudh Karnasuta 1 share
   3. Mr. Premchai Karnasuta 1 share
   4. Mrs. Nijaporn Charanachitta 1 share
   5. Mr. Yuthachai Charanachitta 2 shares
   6. Mrs. Bhilaichit Reongpithya 1 share
   7. Mr. Jongrak Srihong 1 share

9. Benefit and Condition of paid:
Italian-Thai Inter wholly once paid for this purchase in amounting to Baht 21,862,052.87, supporting by the parent company.

10. Consideration paid:
Purchasing at Baht 182.1944 per share, nearly its book value at Baht182.1710 as at 31 December 2005

11. Source of fund:
Supporting by the parent company.

12. Board of Directors and the Audit Committee's opinion:
The Board of Directors and the Audit Committee of the Company passed a resolution invest in the ordinary shares of Aquathai Co.,Ltd. The Company will benefit from this transaction because of the growth of the water management business of Aquathai Co.,Ltd. , especially for industrial park projects, and the synergy of the construction services of the Company. Furthermore, the purchased price is closely to its book value and i s lower than its par value. This transaction is considered as the connected transaction between the subsidiary of listed company and the connected persons of the listed company. The volume of transaction is based on the total value of consideration paid, compared with the value of assets of the listed company. The volume is lower than 3%, therefore it is approved by the Board of Directors on 2 March 2006.

13.Audit Committee/Director's opinion
which disagreed with the BOD's opinion
- None -

2. The Investment in Sarithorn Co.,Ltd. ("Sarithorn"),
Development Real Estate
Transaction date: 21 August 2006
Parties Buyer: Bhaka Bhumi Development Co.,Ltd.
(Subsidiary Company) ("Bhaka Bhumi")
Seller: The existing shareholders,
which are not the connected persons
of the Company .

Transaction: Bhaka Bhumi purchased 8,500,000
of ordinary
shares at Baht 3.52 per share,
equivalent to
99.99% of Sarithorn registered
capital, from the
Seller by wholly once paid in cash.

Source of fund: The working capital

This transaction is considered as the
acquisition and disposition of assets.
The volume of transaction is based on
the total value of consideration paid,
compared with the value of assets of the
listed company. The volume is lower than 15%
and is not considered as the connected transaction.

3. The Investment in Increased Capital of
ITD Cementation India Limited
Shareholders: 1. Italian-Thai Development PCL 80.48%
2. KANAN KOTICHA 0.42%
3. NATIONAL INSURANCE COMPANY LTD 0.36%
4. BSMA LIMITED 0.33%
5. CITIGROUP GLOBAL MARKET 0.32%
MAURITIUS PRIVATE LIMITED
Registered Capital: Rupee 110 million
(equivalent to Baht 94.222 million
as at 31 October 2006.
Paid up Capital: Rupee 57.581 million
(equivalent to Baht 49.322 million
as at 31 October 2006.)
Nature of business: Construction
Transaction Date : October 2006
Transaction : Baht 389 million
(for holding the existing
proportion of shareholding),
at Rupee 490 per share
(equivalent to
Baht 419.72 per share
as at October 2006).

4. Decreasing the Investment in Teppratharn Property Co., Ltd.
Transaction date: March 2006

Parties

Buyer: The investors, which are not the connected person of the Company.
Seller: Italian-Thai Development PCL

Transaction: Italian-Thai Development PCL sold 19,800 shares, equivalent to 19.80% of registered capital, of Teppratharn Property Co.,Ltd. at 17.677 per share, amounting to Baht 350,000.

Benefit and Condition of paid:
The Buyer wholly once paid to the Seller in amounting to Baht 350,000 in cash.

This transaction is considered as the acquisition and disposition of assets. The volume of transaction is based on the total value of consideration paid, compared with the value of assets of the listed company. The volume is lower than 15% and is not considered as the connected transaction.

5. Decreasing the Investment in ITD-Nawarat L.L.C

Transaction date: November 2006

Parties

Buyer : Nawarat Patanakarn PCL
Seller: Italian-Thai Development PCL

Transaction: Italian-Thai Development PCL sold 60 shares, 40% of investment portion, of ITD-Nawarat L.L.C, providing construction services in Moevenpick Resort and Spa Project in Dubai, UAE, at 1,000 UAE Dirham each, amounting of 60,000 UAE Dirham, equivalent to Baht 585,852.

This transaction is considered as the acquisition and disposition of assets. The volume of transaction is based on the total value of consideration paid, compared with the value of assets of the listed company. The volume is lower than 15% and is not considered as the connected transaction.

Please be informed accordingly.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline ITD explains the reasons contributing to the profit.
Date/Time 17 May 2007 09:05:00

Translation

With reference to the Company's Financial Statements for the period ending 31st March 2007 submitted to the SET by our letter No. CSD 026/2007 dated 16th May 2007. The Company' s net income for the first three-months of 2007 was Baht 238.31 million. It was an increase from the same period of the previous year of Baht 41.24 million or 20.92%.

The Company wishes to explain the reasons contributing to the profits as follows:

1. The Company' s gross profit for the first three-month of 2007 was Baht 776.01 million which increased from the same period of previous year by Baht 206.52 million or 36.26%. The main reasons for the increase were the increase of profits in the Mae Moh Overburden Removal and Lignite Mining project and the construction of the Aua Arthon Housing project. The Company also recorded the increase of profits from its subsidiaries, associated companies and joint ventures including ITD Cementation India Ltd., ITD-NCC Joint Venture (NT-2), Thai Pride Cement Co., Ltd. and Italthai Marine Ltd.

2. The Company' s other revenues for the first three-month of 2007 was Baht 203.83 million which increased from the same period of previous year by Baht 97.99 million or 92.59%. This was because the Company reversed the allowance for loss from the construction project of the Kol Dam Hydro-electric Power project and from the revenue from land lease; moreover, the increases of the other revenues from its subsidiaries also increased, such as the income from the insurance claim of ITD Cementation India Ltd. and the increase of

transportation income of
the Thai Pride Cement Co., Ltd.

The company would like to report on the effect of the change in accounting policy for investment in subsidiary as follows:

In the three-month period ended March 31, 2007, the company changed its accounting policy regarding investment in subsidiaries so that the separate financial statement, which formerly reported investment using the equity method, now reports using the cost method. This is to comply with Thai Accounting Standard No. 44. Thus the company restated its financial statement by using the historical cost as the cost of the investment in subsidiaries of the separate financial statement.
This adjustment caused the net income on the separate financial statement to differ from that reported in the consolidated financial statement. The company had net income of Baht 238.31 million for the three-month period ended March 31, 2007, according to the consolidated financial statement. However, the separate financial statement over the same period showed a net income of Baht 210.10 million. Therefore, the company would like to clarify with the additional information as follows:

1. After restating, net income on the separate financial statement for the three-month period ended March 31, 2007 decreased by Baht 28.21 million (decreased by Baht 0.01 per share). This is because the separate financial statement did not include share of loss from investment in subsidiaries, associated companies and joint ventures.
For the comparable period in 2006, net income on the separate financial statement increased by Baht 159.07 million (increased by Baht 0.03 per share). This is because the separate financial statement did not include share of profit from investments in subsidiaries, associated companies and joint ventures.

2. The effect from the restating to

the itemson the separate statement
for the quarter ended March 31, 2007,
such as investment in subsidiaries,
associated companies and joint
ventures and the retained earnings
on the balance sheets, which caused
the beginning of the period of the
retained earnings to decrease by
Baht 931.60 million. The cumulative effect
of the accounting policy has been
presented in the statement of changes
in shareholders equity and in note to
the financial statements no. 1.4

However, the change of accounting policy
affects only the investment in subsidiaries,
associated companies and joint ventures
accounts in the separate financial statement.
It did not have any effect on the consolidated
financial statements or business fundamentals.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline Reviewed Quarter 1 and Consolidated F/S (F45-3)
Date/Time 15 May 2007 20:07:00

(Reviewed Quarter-1 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LII

Reviewed
(In thousands)
Ending 31 March

The Consolidated Financial Statement

	Quarter 1	
Year	2007	2006
Net profit (loss)	238,311	197,075
EPS (baht)	0.06	0.05

The Company Financial Statement

	Quarter 1	
Year	2007	2006
Net profit (loss)	210,102	356,149
EPS (baht)	0.05	0.08

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________
( )
Position

Authorized to sign on behalf of the company

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For more information, please contact S-E-T Call Center Tel. 0-2229-2222 E-mail :

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline Signed Contract with PTT Plc.
Date/Time 15 May 2007 09:17:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on April 18th, 2007 the Company signed a contract with PTT Public Co. Ltd. to proceed with the Co-Generation Power Plant Project for the Bangkok Government Center, Changwattana Road, Bangkok

The details of the Contract are as follows :-

Description of works : 6 storey reinforced concrete building approximately 23.2 m high including the building utilities systems, such as the electrical , communications, lighting, ventilation and air conditioning,sanitary, plumbing, fire protection, and the co-generation systems
(electrical power and chilled water)

Contract value : Bt 741.51 million (including VAT)

The period of work : 532 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

Symbol ITD
Headline ITD Announces Proposed Resolutions to be Made by Shareh
Date/Time 02 May 2007 08:50:00

ITD Announces Proposed Resolutions to be Made by Shareholders.

Italian - Thai Development Public Company Limited (ITD) announced the proposed resolutions to be made at the Annual General Meeting of Shareholders No. 1/2007 to be held on April 30, 2007 at 2.01 p.m. at their Head Office conference room on the 37th floor of Italthai Tower, as follows;

1. To certify the minutes of the Annual General Meeting of Shareholders No. 1/2006 held on March 30, 2006.

2. To ratify the 2006 operating results.

3. To approve the Company' s Balance Sheets and Profit and Loss Stateme for the year ended, as of December 31, 2006.

4. To approve the omission of the allocation of partial profits as the legal reserve for the 2006 accounting period.

5. To approve the omission of dividend payment to Shareholders for the 20 accounting period.

6. To re-appoint directors, Mrs. Nijaporn Charanachitta, Mr. Boonmee Pisanuwongse and Mr. Pathai Chakornbundit, into office for another term, who resigned by rotation..

7. To approve the appointment Mr. Somckid Tiatrakul, Certified Public Accountant (Thailand) No. 2785, and/or Ms. Sumalee Chokdeeanant, Certified Public Accountant (Thailand) No. 3322, of Grant Thornton Limited, to be the auditors for the accounting year ending December 31, 2007 and to determine the auditors' remuneration at the amount of Baht 3,135,000 for the year 2007.

8. To approve the remuneration for the Board of Directors to be not more than Baht 5,100,000 per annum, for the year 2007 and approve the audit committee's remuneration for the year 2007 to be not more than Baht 1,313,000 per annum, equivalent to the year 2006.

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82-4299

The Minute of Annual General Meeting of Shareholders No.1/2007

Minutes of Annual General Meeting of Shareholders No.1/2007
Of
Italian-Thai Development Public Company Limited
April 30, 2007
The meeting room, 37th floor, Head Office,
2034/132-161 Italthai Tower, New Petchburi Road, Bangkok, Thailand

Pol. Lt. Chartachai Bunya-ananta, Chairman of the Board of Directors and Audit Committee Chairman was the Chairman of the Meeting. The Directors and the Management who participated the Meeting were as follows;

1. Mr.Premchai Karnasuta
2. Mrs.Nijaporn Charanachitta
3. Mr.Boonmee Pisanuwongse
4. Mr.Pathai Chakornbundit
5. Mr.Tawatchai Suthiprapha
6. Mr. William Lee Zentgraf
7. Mr. Yuthachai Charanachitta
8. Mr. Chatichai Chutima

The Certified Auditor of Ernst & Young Office Limited who participated in this Meeting was Ms.Nonglak Phumnoi.

The 380 shareholders and shareholder's proxies representing 2,531,749,539 shares who participated in the meeting, being equal to 60.37 %, thus constituting a quorum,

The Meeting started at 2.10 pm.

The Chairman convened the meeting and informed the shareholders regarding the voting for each agenda item that only the shareholders or proxies who wanted to abstain or not approve the item should cast their vote and then the Company's officers would count them by using a computer system. The Meeting then preceded with the following agenda:

Agenda 1: To consider and certify the Minutes of the Annual General Meeting of Shareholders No. 1/2006.

The Chairman proposed the approval of the Minutes of the Annual General Shareholders' Meeting No. 1/2006 held on March 30, 2006.

No shareholder raised any objection, nor requested any amendment to such minutes.

After due consideration, the Meeting by a majority vote of 2,485,895,829 shares, equivalent to 98.19% (with the abstentions of 45,853,710 shares, equivalent to 1.81%), resolved that the Minutes of the Annual General Meeting No.1/2006 be certified.

Agenda 2: To consider and acknowledge the year 2006 operation result.

The Chairman proposed that Mr. Premchai Karnasuta, the President, explained the details of this agenda item to the Meeting for acknowledgement of the operating results of the Company in the year 2006 for which the Company's total revenue was Baht 40,459 million with 38.1% of the market share (according to the comparison of total revenues of the listed construction companies in the Stock Exchange of Thailand).

The Company's works in hand as at December 31, 2006 was worth Baht 71,201 million, increasing from the year ending December 31, 2005, which was worth Baht 44,185 million. 90.63% of the Company's works in hand was for government projects. 78.20% of the Company's works in hand was for domestic projects.

However, its works in hand ending April 20, 2007 worth Baht 79,155 million was due to an additional newly signed contract worth Baht 6,281 million and to awarded projects worth Baht 1,673 million.

The Company signed new contracts worth more than Baht 25,000 million per annum for previous three years but in this year it signed new contracts worth Baht 56,000 million which will require 2-3 years for completion of these works.

Mr. Premchai Karnasuta explained the operating results of the Company in the year 2006 by dividing projects into five groups as follows:

1. Completed projects in 2006 worth Baht 54,802 million.

Projects	Contract Value (M.Baht)
1. Passenger Terminal Complex and Concourse Building at Suvarnabhumi Airport	36,600
2. Baan Ua-Arthorn Turnkey Phrase 1	7,271
3. Underground Train Station and Railway Tunnel at Suvarnabhumi Airport	5,806
4. Novotel Suvarnabhumi Airport	2,331
5. Q. House Lumpini Project	1,432
6. Area A3 Development Project –Laem Chabang Port	1,362

2. On going projects, worth Baht 75,844 million.

Projects	Contracts Value (M.Baht)
1. Baan Ua-Arthorn Turnkey Phrase 2 and 3	16,059
2. Coal Mining and Overburden Removal Operation of Mae Moh Mine Phase 5	11,367
3. Kol Dam Hydroelectric in India	8,672
4. Nam-Theun 2 Hydroelectric Project in Laos	8,255
5. Nankang Underground Station Project in Downtown Taipei	7,011
6. Bangkok Government Complex (Chaengwattana)	6,427
7. BTS Extension –Sukhumvit Line Phase 1	3,619
8. Suvarnabhumi Airport Drainage Phase 3	2,620
9. National Highway Route NH-31C Contract No. WB1-EW2, India	2,284
10. King Power Complex	2,206
11. Sports Complex at Nakornratchasima	1,950
12. New Head Office Building at the Bank of Thailand	1,520
13. Civil Work for ATC Complex 2	766
14. Delhi MRTS Project Contract BC-21, India	754
15. New Amari Orchid Hotel, Pattaya	664
16. TNS BPK Yard Development 2 Project	425
17. Flood Protection System (Samutsakorn)	352
18. Srivareenoi Housing Project	340
19. Shore Line Protection Project (Samutsakorn)	279
20. I-House Laguna Garden Project	274

3. New projects signed in 2006 worth Baht 6,573 Million.

Projects	Contracts Value (M.Baht)
1. New International Terminal Building at S.V.P.I Airport Ahmedabad, India	1,046
2. North Bangkok Combined Cycle Power Plant	3,916
3. The Co-Generation Power Plant Project for the Bangkok Government Complex	693
4. Phubia Copper Gold Project, Laos PDR	229
5. Civil Work for Plant No.4 for Bangchak Petroleum Public Company Project	166
6. Others	523

4. Awarded projects worth Baht 1,673 million.

Projects	Contracts Value (M.Baht)
1. NG Pipeline Project for Bangkok Government Complex	1,198
2. Civil and Building works for PTT-PE Ethane Cracker Project	440
3. Underpass Tunnel Turnkey Project –Property Perfect 1	35

5. Lowest Bid, worth Baht 10,313 million.

Projects	Contracts Value (M.Baht)
1. Delhi MRTS Project Contract BC-24, India	9,000
2. Bus Rapid Transit Project (BRT)	638
3. Flood Protection Bangyaphrak Phrase 1 Project	432
4. Flood Protection Banghuasua Project	107
5. Others	136

The Chairman proposed that the Meeting considered and acknowledged the 2006 operating results report.

After due consideration, the Meeting, by a majority vote of 2,134,289,487 shares, equivalent to 84.30 %, (with not approved votes of 328,306,542 shares equivalent to 12.97%, and with the abstention of 69,153,510 shares equivalent to 2.73%), resolved that the operating results of the Company in the year 2006 be acknowledged.

ab

Agenda 3: To consider and approve the Company's Balance Sheets and Profit and Loss Statements for the year ended December 31, 2006.

The Chairman introduced and assigned Mr.Chatichai Chutima, Vice President (Finance), to explain the Balance Sheet and the Profit and Loss Statement of the Company in the fiscal year 2006 in which the Company's revenues ending December 31, 2006 made up from government projects 71.6% and private project 28.4% and separated into domestic projects and international projects equivalent to 71.3% and 28.7% respectively.

The major revenues from international projects included the projects in India, Laos PDR, Taiwan, and others equivalent to 14.5%, 8.0%, 3.2%, and 3.0% respectively.

As at December 31 2006, its total assets, total liabilities, and total equities were Baht 50,653 million, Baht 35,671 million, and Baht 14,982 million respectively.

The revenues from construction services was in the amount of Baht 39,817 million. The cost of services was in the amount of Baht 37,770 million. The gross margin was 5.1%. EBITDA (Profit before interest, tax, depreciation, and amortization) was Baht 2,928 million and net loss in the amount of Baht 2,146 million due to

1. The provision for bad debts in the amount of Baht 939 million
2. The provision for expected losses from construction services in the amount of Baht 706 million
3. The losses from account receivable amortization in the amount of Baht 368 million.
4. The interest expenses in the amount of Baht 956 million due to the interest expense of ITD Cementation India Ltd. in the amount of Baht 236 million and of the potash project in amount of Baht 142 million.

After Mr.Chatichai Chutima explained the above, there were the questions from the shareholders as follows;

- What were the causes of losses in the amount of Baht 2,145 million, Mr.Chatichai Chutima explained that the Company has the gross profit but the losses caused from the provision for loss on construction project in the Kol Dam Project, the increase of construction materials prices, the delay of land delivery and the project design for which the Company is able to claim the losses from the project owner. Furthermore, the Company has the provision in selling assets of ITD SPV. The majority of these assets is the investment in BTS.

- In 2007, could the Company clear these losses? Mr.Chatichai Chutima explained that although it incurred a loss in 2006 its retained earnings remained positive.

- Did the CTX investigation cause these losses? Mr.Chatichai Chutima explained these losses did not relevant to CTX.

- After the Company had fully paid for liability of ITD SPV in June 2010, will the ITD SPV be closed or not. ? Mr.Chatichai Chutima explained that according to the restructuring plan, the Company shall make a loan to ITD SPV. The company will treat ITD SPV as a debtor. After the ITD SPV clears all liabilities and completely finishes the documention process, ITD SPC will be closed.

- How was the potash mining project ? Mr. Premchai Karnasuta explained that it is in the process of making the mining license application which is expected to be granted in 2008. After that it will take 2.5 year for construction and production will commence at the end of 2011.

- How does the Company to recall the debts ? Mr.Chatichai Chutima explained that for the Kol Dam Project the Company expected to claim from the project owner in the amount of Baht 1,500 million which will be accounted as an earning when the Company receives this compensation. Furthermore, the provisions for the losses from Kol Dam and ITD SPV will not occur after 2007.

- How many projects realized the revenue in 2006 and how much was it ? Mr. Premchai Karnasuta explained that the Company's total revenue was Baht 40,000 million. The gross profit margin was Baht 2,000 million, equivalent to 5%. Mr.Chatichai Chutima informed that the Company realized the revenue from 80 projects, equivalent to 2.2 times of works in hand.

- Does the Company have the opportunity to be granted BTS extension projects in the future Mr. Premchai Karnasuta explained that the Company is in the process of negotiation with the BMA to increase the contract value by Baht 600-700 million due to the increase in the number of stations from 4 to 5.

The routes from Baring to Samutprakarn , Mochit to Kaset and the Pechkasem route are government projects.

The Company will also participate the bidding for the Mass Transit projects in major Indian cities such as Delhi, Mumbai, Kolkotha and Bangalore which are worth Baht 10,000 million.

- What is the basis to calculate the provision of losses ? Mr.Chatichai Chutima explained that the Management's practice is in accordance with the Accounting Standards on a conservative basis.

- Who pay for the provision in Kol Dam project ? Mr. Premchai Karnasuta explained that it is responsibility of the project owner. The Company has claimed Baht 1,500 million and already received Baht 200 million. The remaining is expected to be received continuously in the future.

- The financial statement has shown loss from exchange rate in amount of Baht 100 million. Did the Company arrange hedging ? Mr.Chatichai Chutima explained that this loss was not actual loss but when the Baht appreciated, the asset value and revenue of international business in the terms of Baht would decrease.

For the hedging, the Company could partially hedge because the revenue from abroad in each month was not stable. Therefore, it could not arrange long-term hedging but only enter into short-term hedging.

- Has the Company been damaged from the accusations over the Survanabhumi's runway ? Mr. Premchai Karnasuta explained that AOT has established a committee to investigate the damage and it found that there was damage to the Taxi Way, not the Runway and it hired specialists to inspect the damage. AOT ordered the Company to make repairs worth Baht 200 million.

- The Company has invested in many projects. How the Company encountered losses? Mr. Premchai Karnasuta explained that the Management paid attention to work for short term and long term profits. The lack of experience to run projects in India caused the Company to realize losses. However after that the Company can increase profitability in each existing project. For Ua-Arthon Housing Project, the Company uses high technology for cost saving. The potash mining project is the high value project because it is at the largest deposit in Thailand which will provide profit for the Company in the long term.

- What about the CTX allegations ? Mr. Premchai Karnasuta explained that the Company did not operate dishonestly and the accusations are explainable. Mrs.Nijaporn Charanachitta informed the Meeting that the Company has been requested to give evidence. It therefore was not suitable to explain the details to the Meeting. The Chairman also pointed that the issue was quite sensitive and the details should not be discussed.

- In the annual report, why did 10 of 13 subsidiaries and 8 of 9 joint ventures have the policy not to pay dividends ? Mr.Chatichai Chutima explained that these companies had just started operating and the Board of Directors of each company would consider the appropriateness of the dividend policy every year. For the joint ventures, some of them are about to be closed.

The Chairman proposed that the Meeting to approve the Company's Balance Sheet and Profit and Loss Statements for the year ended December 31, 2006.

After due consideration, the Meeting, by a majority vote of 2,133,124,587 shares equivalent to 84.25% (with not approve votes of 328,306,542 shares, equivalent to 12.97% and with the abstention of 70,318,410 shares, equivalent to 2.78%), resolved that Balance Sheet and the Profit and Loss Statement of the Company in the fiscal year 2006 be approved.

Agenda 4: To consider and approve the omission of allocation of partial profits as legal reserve.

The Chairman proposed that Mrs. Nijaporn Charanachitta , Senior Executive Vice President, to explain the Agenda item to the Meeting. According to the Public Company Limited Act of 1992 (B.E. 2535), the Company must allocate not less than 5% of its annual net profit to a reserve fund, until the reserve fund reaches not less than 10% of the registered capital.

According to the Balance Sheet and Profit and Loss Statements of the Company for the year ended December 31, 2006, the Company had losses in the amount of Baht 2,145,542,000. Thus it shall not allocate the partial profits as legal reserve.

The legal reserve ending December 31, 2006 was Baht 382,364,000 equivalent to the year ending December 31, 2005

The Chairman proposed the Meeting to consider the Agenda item.

After due consideration, the Meeting, by a majority vote of 2,476,695,829 shares, equivalent to 97.83 % (with the abstention of 55,053,710 shares, equivalent to 2.17%), resolved that the omission of allocation of partial profits as legal reserve be approved.

Agenda 5 : To consider and approve the omission of dividend payment for 2006 accounting period.

The Chairman proposed that Mrs. Nijaporn Charanachitta, Senior Executive Vice President, to explain to the Meeting the Agenda item. The Company has the policy to pay the dividend in the amount of at least 40% of net profit after taxes, provided that such payment of any declared dividend will not impact the on going operations of the Company.

Per Balance Sheet and Profit and Loss Statements of the Company for the year ended December 31, 2006, the Company had losses in amount of Baht 2,145,542,000. The Meeting of the Board of Directors proposed to omit of dividend payment for the year 2006 accounting period.

The Chairman proposed the Meeting to consider the Agenda item.

After consideration, the Meeting by a majority vote of 2,475,195,829 shares, equivalent to 97.77% (with not approve votes of 11,255,200 shares, equivalent to 0.44% and with the abstention of 45,298,510 shares, equivalent to 1.79%), resolved the omission of dividend payment for 2006 accounting period be approved.

Agenda 6: **To consider and approve the appointment of new directors in place of directors retiring from office by rotation**

The Chairman proposed the Meeting to consider and approve the appointment of those Directors, Mrs.Nijaporn Charanachitta, Mr.Boonmee Pisanuwongse, and Mr.Pathai Chakornbundit who retiring from office by rotation.

Name	Listed Companies		Non-Listed Companies	Positions in Rival Companies/Connected Business that May Cause Conflict of Interest
	No.	Director Type		
1.Mrs.Nijaporn Charanachitta Director of ITD since 1974	3	- Chairman The Oriental Hotel (Thailand) Pcl. - Director Italian-Thai Development Pcl. - Director Charoong Thai Wire & Cable Pcl.	55	None
2. Mr. Boonmee Pisanuwongse Director of ITD since 2003	1	- Director Italian-Thai Development Pcl.	4	None
3. Mr. Pathai Chakornbundit Director of ITD since 2003	3	- Director Italian-Thai Development Pcl. - Director Charoong Thai Wire & Cable Pcl. - Director ITD Cementation India Limited, India	17	None

After the Chairman explained the Agenda item, the shareholder requested that the retiring Directors introduce themselves.

The Chairman proposed the Meeting to consider the qualification, experience, and performance.

After due consideration, the Meeting: by a majority vote of 2,458,789,129 shares, equivalent to 97.12% (with not approved votes of 1,184,000 shares, equivalent to 0.05% and with the abstention of 44,669,700 shares, equivalent to 1.76%), resolved that those Directors, who retiring by rotation be reappointed for another term.

By a majority vote of 2,527,729,339 shares, equivalent to 99.84% (with not approved votes of 4,013,200 shares, equivalent to 0.16% and with the abstention of 7,000 shares, equivalent to 0.00%), resolved that Mrs.Nijaporn Charanachitta, who retiring by rotation be reappointed for another term.

By a majority vote of 2,529,437,839 shares, equivalent to 99.91% (with not approved votes of 2,304,700 shares, equivalent to 0.09% and with the abstention of 7,000 shares, equivalent to 0.00%), resolved that Mr.Boonmee Pisanuwongse, who retiring by rotation be reappointed for another term.

By a majority vote of 2,527,729,339 shares, equivalent to 99.84% (with not approved votes of 4,013,200 shares, equivalent to 0.16% and with the abstention of 7,000 shares, equivalent to 0.00%), resolved that Mr.Pathai Chakornbundit, who retiring by rotation be reappointed for another term.

Agenda 7: To consider and approve the appointment of auditors and determination of the auditors' remuneration for the year 2007.

The Chairman proposed Mr. Chatichai Chutima Vice President (Finance) to explain that Ernst and Young Office Limited has been selected to the independent auditors of the Company since 1992 and in order to comply with the corporate governance, the Board of Directors has considered, as proposed by the Audit Committee, to select new independent auditors for the year 2007 and proposed that the Meeting to consider and approve the appointment of auditors and determination of the auditors' remuneration for the year 2007 as follows;

1. Mr. Somckid Tiatrakul Certified Public Accountant (Thailand) No. 2785

2. Ms.Sumalee Chokdeeanant Certified Public Accountant (Thailand) No. 3322 of Grant Thornton Limited, 18th floor Capital Tower, All Seasons Place,87/1 Wireless Road, Lumpini, Phatumwan, Bangkok 10330

And also proposed the Meeting to consider the remuneration of the independent auditors for the year 2007 with total value of Baht 3,135,000 Baht. (Baht : Three Million One Hundred and Thirty Five Thousand)

The nominated independent auditors are not connected persons or stakeholders or shareholders or management of the Company and its subsidiaries. The nominated independent auditors were also proposed to be the independent auditors of 9 subsidiaries and 4 associated companies with total value of remuneration Baht 2,860,000. (Baht : Two Million Eight Hundred and Sixty Thousand)

After the explanation of Mr.Chatichai Chutima, the shareholders asked whether the losses of the Company was caused by the increasing of the remuneration of the auditors or not. Mr.Chatichai Chutima explained that it was not related. The remuneration has increased every year due to in expansion business abroad. The auditor has to take more time to consolidate the financial statement.

The shareholder also requested to explain the cause of changing auditor. Mr.Chatichai Chutima explained that Ernst and Young Office Limited has worked with the Company for 15 years without any significant problems. For the determination of the remuneration, it will consider on the work load, the consolidation for financial statements of both domestic and international business and reconciliation within 45 days and inflation. The Management selected many audit firms for the Board of Directors to consider.

The Chairman proposed the Meeting to consider the Agenda item.

After due consideration, the Meeting, by a majority vote of 2,463,814,937 shares, equivalent to 97.32% (with not approved votes of 3,491,700 shares, equivalent to 0.14% and with the abstention of 64,442,902 shares, equivalent to 2.55%) resolved that Mr. Somckid Tiatrakul Certified Public Accountant (Thailand) No. 2785 and Ms.Sumalee Chokdeeanant Certified Public Accountant (Thailand) No. 3322 of Grant Thornton Limited be the auditors of the Company for the year 2007 and that the remuneration for auditors be fixed in the amount of Bt 3,135,000. (Baht : Three Million One Hundred and Thirty Five Thousand)

Agenda 8 : To consider and approve the remuneration for the board of directors and for the audit committee for the year 2007.

The Chairman explained to the Meeting that the remuneration of the Directors has been carefully considered and compared with the industry and the Company's growth.

The Chairman proposed the Meeting to consider and approve the remuneration of the Board of Directors in amount of not more than 5,100,000 Baht/year, which is equivalent to the remuneration in the year 2006, as follows;

The Board of Directors

1. Pol.Lt. Chartachai Bunya-Ananta	Chairman the Board of Directors
2. Mr. Premchai Karnasuta	Director
3. Mrs. Nijaporn Charanachitta	Director
4. Dr. Krisorn Jittorntrum	Independent Director
5. Mr. Boonmee Pisanuwongse	Director
6. Mr. Pathai Chakornbundit	Director
7. Mr. Yutachai Charanachitta	Director
8. Mr. Tawatchai Suthiprapha	Director
9. Mr. William Lee Zentgraf	Independent Director

The Remuneration of the Board of Directors

- Chairman the Board of Directors = Baht 700,000 per year
- Directors, 8 persons, 550,000 Baht per person per year = Baht 4,400,000 per year

The Remuneration of the Board of Directors in for 3 years

No.	Name-Surname		Position	Remuneration (Baht / year)		
				2006	2005	2004
1	Pol.Lt. Chartachai	Bunya-Ananta	Chairman the Board of Directors	700,000	700,000	500,000
2	Mr. Premchai	Karnasuta	Director	550,000	550,000	500,000
3	Mrs. Nijaporn	Charanachitta	Director	550,000	550,000	500,000
4	Dr. Krisorn	Jittorntrum	Independent Director	550,000	550,000	500,000
5	Mr. Boonmee	Pisanuwongse	Director	550,000	550,000	500,000
6	Mr. Pathai	Chakornbundit	Director	550,000	550,000	500,000
7	Mr. Yutachai	Charanachitta	Director	550,000	550,000	500,000
8	Mr. Tawatchai	Suthiprapha	Director	550,000	550,000	-
9	Mr. William	Lee Zentgraf	Independent Director	550,000	550,000	-
	Total			**5,100,000**	**5,100,000**	**3,500,000**

The Chairman also proposed the Meeting to consider the remuneration of the Audit Committee for the year 2007 in amount of not more than Baht 1,310,000 per year which is equivalent to the remuneration in the 2006 with following details;

The Audit Committee

1) Pol. Lt. Chatrachai Bunya-Ananta — Chairman (Independent Director)
2) Dr. Krisorn Jittorntrum — Audit Committee (Independent Director)
3) Mr. William Lee Zentgraf — Audit Committee (Independent Director)

The Remuneration of the Audit Committee for 3 years

No.	Name-Surname		Position	Remuneration (Baht/year)		
				2006	2005	2004
1	Pol.Lt. Chartachai	Bunya-Ananta	Chairman of the Audit Committee	510,000	490,000	450,000
2	Prof.Dr.Minssarn	Kaosa-ard*	Audit Committee	-	155,000	340,000
3	Dr. Krisorn	Jittorntrum	Audit Committee	400,000	380,000	340,000
4	Mr. William	Lee Zentgraf**	Audit Committee	400,000	270,000 (May 2005 - March 2006)	-
	Total			**1,310,000**	**1,140,000**	**1,130,000**

Remark : * Dr. Mingsarn Kaosa-ard resigned on July 31, 2005

** Mr. William Lee Zentgraf have been appointed to be the Audit Committee, by the resolution of the shareholder's meeting, on April 20, 2005.

After the Chairman explained, the shareholders proposed to increase the remuneration of the Board of Directors for next year if the Company has a net profit.

After due consideration, the Meeting, by a majority vote of 2,168,226,181 shares, equivalent to 85.64%(with not approved votes of 226,180,456 shares, equivalent to 8.93% and with the abstention of 137,342,902 shares, equivalent to 5.42%) resolved that the remuneration of the Board of Directors and the Audit Committee are in amount of not more than Baht 5,100,000 per year and Baht 1,310,000 per year respectively.

The Chairman concluded the voting in each Agenda item from the agenda 1 to 8 to the Meeting and the shareholders will be informed the formal voting result in the Minutes of the Meeting.

After that, the shareholders had some questions, as follows;

- How to realize the revenue from construction projects ? Mr.Chatichai Chutima explained that the revenue will be realized according to the accrual basis when the Company delivers its work to the project owner. Then the Company will issue the invoice. If the company does not receive this revenue, it will be recorded as account receivable.

- After full completion the project, will there be a retention or not ? Mr.Chatichai Chutima explained that the Company will receive the revenue every month according to credit term. The Company can use the Bank Guarantee against the retention to receive cash, according to the conditions of the project owner.

- How is the trend of the operation results of the Company in 2007 and what should the shareholders expect for the revenue and the dividend payment? Mr. Premchai Karnasuta answered that the Company can take profits from many projects in hand and expected that the Company will be profitable and able to pay dividend in 2007.

The shareholders expressed satisfaction in the Board of Directors and the Management in giving them the opportunity to make the inquiries. One of the shareholders suggested that the voting score should be displayed on a screen and asked for a questionnaire to evaluate the shareholder satisfaction to the Meeting.

Since there was no other business, the Chairman adjourned the meeting at 4.30 p.m.

....

(Pol. Lt. Chatrachai Bunya-anata)
Chairman of the Meeting

END